CULLMAN BANCORP, INC.

2022 Annual Report

—

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-40607

Cullman Bancorp, Inc.
(Name of Registrant as Specified in its Charter)

Maryland	**61-1990996**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
316 Second Avenue, S.W., Cullman, Alabama	**35055**
(Address of Principal Executive Office)	(Zip Code)

(256) 734-1740
(Registrant's Telephone Number including area code)

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common stock	CULL	The Nasdaq Stock Market LLC

Securities Registered Under Section 12(g) of the Exchange Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file reports), and (2) has been subject to such requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided persuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ Yes ☒ No

As of March 27, 2023, there were 7,383,585 shares outstanding of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

CULLMAN BANCORP, INC.
FORM 10-K
INDEX

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect," "will," "would," "should," "could" or "may," and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- general economic conditions, either nationally or in our market areas, that are worse than expected;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

- our ability to access cost-effective funding;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- demand for loans and deposits in our market area;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions, including with respect to our ability to charge overdraft fees;

- inflation and changes in the interest rate environment, that reduce our margins and yields, our mortgage banking revenues, the fair value of financial instruments, including our mortgage servicing rights asset, or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

- adverse changes in the securities or secondary mortgage markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees, capital requirements and insurance premiums;

- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;

- changes in the quality or composition of our loan or investment portfolios;

- technological changes that may be more difficult or expensive than expected;

- the inability of third-party providers to perform as expected;

- a failure or breach of our operational or security systems or infrastructure, including cyberattacks;

- our ability to manage market risk, credit risk and operational risk;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we have acquired or may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- the effects of any national or global conflict, war or act or terrorism;

- the ability of t he U.S. Government to remain open, function properly and manage federal debt limits

- our ability to retain key employees;

- the effects of natural or man-made disasters;

- the impact of the COVID-19 pandemic or any other pandemic on our operations and financial results and those of our customers;

- our compensation expense associated with equity allocated or awarded to our employees; and

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own;

- the risk related to recent and potential bank failures.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Except as required by applicable law or regulation, we do not undertake, and we specifically disclaim any obligation, to release publicly the results of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

PART I

ITEM 1.   Business

Cullman Bancorp, Inc.

Cullman Bancorp, Inc. is a Maryland corporation that was organized in 2021 and owns 100% of the outstanding common stock of Cullman Savings Bank.   Effective July 15, 2021, Cullman Bancorp, Inc. became the stock holding company for Cullman Savings Bank as part of the mutual-to-stock conversion of Cullman Savings Bank, MHC. Since the completion of the conversion, we have not engaged in any significant business activity other than owning the common stock of and having savings deposits in Cullman Savings Bank. At December 31, 2022, we had consolidated assets of $423.2 million, consolidated deposits of $292.9 million and consolidated shareholders' equity of $100.2 million.

Cullman Bancorp, Inc. is a savings and loan holding company and subject to comprehensive regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

Our executive offices are located at 316 Second Avenue, S.W., Cullman, Alabama 35055. Our telephone number at this address is (256) 734-1740.

Cullman Savings Bank

Cullman Savings Bank is a federally chartered stock savings bank headquartered in Cullman, Alabama. Cullman Savings Bank was originally chartered in 1887 under the name Cullman Building & Loan. In 1994, we converted to a federal savings bank charter and changed our name to Cullman Savings Bank. In 2009, we reorganized from the mutual to the stock form of ownership in connection with our initial mutual holding company reorganization.

Cullman Savings Bank is subject to comprehensive regulation and examination by the Office of the Comptroller of the Currency. Cullman Savings Bank is a member of the Federal Home Loan Bank system. Our website address is www.cullmansavingsbank.com. Information on our website is not considered a part of this Annual Report on Form 10-K.

Available Information

Cullman Bancorp, Inc. is a public company, and files current, quarterly and annual reports with the Securities and Exchange Commission. These reports and any amendments to these reports are available for free on our website, www.cullmansavingsbank.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Information on our website should not be considered a part of this Annual Report on Form 10-K. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

General

Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, in one- to four-family residential real estate loans, commercial real estate loans and commercial and industrial loans and, to a lesser extent, construction loans, multi-family real estate loans and consumer loans. We also invest in limited amounts of securities. We offer a variety of deposit accounts, including checking accounts, savings accounts, individual retirement accounts and certificate of deposit accounts. We also use Federal Home Loan Bank advances to fund our operations.

Market Area

We conduct our operations from our main office and three additional branch offices, two of which are located in Cullman, Alabama, and one in Hanceville, Alabama. All of our branch offices are located in Cullman County, Alabama. Cullman County, which is largely suburban and rural in nature, is located in north-central Alabama between the cities of Birmingham (approximately 50 miles away) and Huntsville (approximately 55 miles away). We consider Cullman County our primary market area for lending and deposits.

Cullman County's local economy is somewhat diversified, with employment in wholesale/retail trade, education/healthcare/social services and services comprising the largest employment sectors. Other major employment sectors include finance/insurance/real estate and construction. In addition, many of our residents commute to Birmingham or Huntsville for employment due to the location of those cities compared to Cullman.

Cullman County's population, which is estimated to be approximately 91,000 as of January 2023, increased at an annual growth rate of 1.7% from 2018 to January 2023, versus comparable Alabama and U.S. population growth rates of 0.8% and 0.5%, respectively. The number of households in Cullman County increased at a 1.6% annual rate from 2018 to January 2023, which exceeded the Alabama and U.S. household growth rates of 1.1% and 0.7%, respectively. Projected five-year population and household growth rates for Cullman County are above the projected growth rates for Alabama and the U.S.

Cullman County's January 2023 median household income of $55,021 was below the Alabama median of $59,526 and even further below the U.S. median of $73,503. Similarly, per capita income and household income distribution measures also reflected lower levels of income for Cullman County and Alabama relative to the comparable U.S. measures. Cullman County's somewhat rural characteristics and lower cost of living are considered factors that contribute to its comparatively lower income measures. Over the next five years, Cullman County is projected to experience lower growth rates in per capita income relative to the projected Alabama and U.S. growth rates (2.3% versus 2.9% and 2.6%, respectively).

The median sales price for a home in Cullman County decreased to $232,500 in December 2022 compared to $239,900 in December 2021.

Competition

We face competition within our local market area both in making loans and attracting deposits. Our market area has a concentration of financial institutions that include large money center and regional banks, community banks and credit unions. We also face competition from savings institutions, mortgage banking firms, consumer finance companies, financial technology or "fintech" companies and credit unions and, with respect to deposits, from money market funds, brokerage firms, mutual funds and insurance companies. As of June 30, 2022 (the most recent date for which data is available), our market share of deposits represented 13.0% of Federal Deposit Insurance Corporation-insured deposits in Cullman County, ranking us fifth in market share of deposits out of 12 institutions operating in Cullman County.

Lending Activities

General. Our principal lending activity is the origination of one- to four-family residential mortgage loans and commercial real estate loans, and, to a lesser extent, multi-family mortgage loans, construction loans, land loans, home equity loans, commercial loans and consumer loans.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated, excluding loans held for sale. In addition to the loans included in the table below, at December 31, 2022, we had $8.0 million of loans in process. At December 31, 2022 we had no loans held for sale.

	At December 31,			
	2022		**2021**	
	Amount	**Percent**	**Amount**	**Percent**
	(Dollars in thousands)			
Real estate loans:				
One- to four-family residential	$ 172,157	51.73%	$ 127,755	50.18%
Multi-family	3,668	1.10	3,729	1.46
Commercial	95,989	28.85	76,967	30.23
Construction	18,466	5.55	15,518	6.09
Commercial loans	32,156	9.66	23,433	9.20
Consumer loans:				
Home equity loans and lines of credit	6,656	2.00	3,717	1.46
Other consumer	3,702	1.11	2,714	1.07
Paycheck protection program loans	—	—	779	0.31
	332,794	100.00%	254,612	100.00%
Less:				
Net deferred loan fees	(10)		(46)	
Allowance for losses	(2,841)		(2,406)	
Total loans	$ 329,943		$ 252,160	

Contractual Maturities. The following table sets forth the contractual maturities of our total loan portfolio at December 31, 2022. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The tables present contractual maturities and do not reflect repricing or the effect of prepayments. Actual maturities may differ.

	One- to Four-Family Residential Real Estate	Multi-Family Real Estate	Commercial Real Estate	Construction
	(In thousands)			
Amounts due in:				
One year or less	$ 2,338	$ —	$ 4,494	$ 18,414
More than one to five years	10,044	900	43,106	52
More than five to 15 years	25,649	2,768	46,453	—
More than 15 years	134,126	—	1,936	—
Total	$ 172,157	$ 3,668	$ 95,989	$ 18,466

	Commercial	Consumer	Home equity loans and lines of credit	Total
	(In thousands)			
Amounts due in:				
One year or less	15,091	827	—	$ 41,164
More than one to five years	13,647	2,597	805	71,151
More than five to 15 years	3,418	278	5,851	84,417
More than 15 years	—	—	—	136,062
Total	$ 32,156	$ 3,702	$ 6,656	$ 332,794

The following table sets forth our fixed and adjustable-rate loans at December 31, 2022 that are contractually due after December 31, 2023.

| | Due After December 31, 2023 | | |
| | Fixed | Adjustable | Total |
		(In thousands)	
Real estate loans:			
One- to four-family residential	$ 167,243	$ 2,576	$ 169,819
Multi-family	3,668	—	3,668
Commercial	91,429	66	91,495
Construction	52	—	52
Commercial loans	17,065	—	17,065
Consumer loans:			
Home equity loans and lines of credit	339	6,317	6,656
Other consumer	2,875	—	2,875
Total loans	$ 282,671	$ 8,959	$ 291,630

One- to-Four Family Residential Real Estate Lending. We originate long-term permanent loans secured by mortgages on owner-occupied one- to four-family residences. At December 31, 2022, $172.2 million, or 51.7% of our total loan portfolio, consisted of permanent loans on one- to four-family residences. At that date, our average outstanding one- to four-family residential real estate loan balance was $179,000 and our largest outstanding residential loan had a principal balance of $2.2 million. Virtually all of the residential loans we originate are secured by properties located in our market area.

Many of our recent originations are 15- to 30-year fixed-rate loans secured by one- to four-family residential real estate. We generally originate our fixed-rate one- to four-family residential loans in accordance with secondary market standards to permit their sale on a servicing-released basis. However, to accommodate customers, we will originate loans that do not conform with secondary market standards, and we will usually hold such loans in our portfolio.

In order to reduce the term to repricing of our loan portfolio, we also originate adjustable-rate one- to four-family residential mortgage loans. Our current adjustable-rate mortgage loans carry interest rates that adjust annually based on the Enterprise 11th District Cost of Funds Index Replacement Index published by Freddie Mac. Many of our adjustable-rate one- to four-family residential mortgage loans have fixed rates for initial terms of five or ten years. Such loans carry terms to maturity of up to 30 years. At December 31, 2022, $2.6 million, or 1.5% of our one- to four-family residential real estate loans, had adjustable rates of interest.

We evaluate both the borrower's ability to make principal, interest and escrow payments and the value of the property that will secure the loan. Our one- to-four family residential mortgage loans do not currently include prepayment penalties, are non-assumable and do not produce negative amortization. Our one- to-four family residential mortgage loans customarily include due-on-sale clauses giving us the right to declare the loan immediately due and payable in the event that, among other things, the borrower sells the property subject to the mortgage. We currently originate residential mortgage loans for our portfolio with loan-to-value ratios of up to 89.99% for owner-occupied one- to-four family homes and up to 80% for non-owner occupied homes.

Commercial Real Estate Lending. In recent years, we have sought to increase our commercial real estate loans. Our commercial real estate loans are secured primarily by office buildings, retail and mixed-use properties and restaurants located in our primary market area. At December 31, 2022, we had $96.0 million in commercial real estate loans, representing 28.8% of our total loan portfolio.

Most of our commercial real estate loans have a five-year balloon term with amortization periods of up to 20 years. The maximum loan-to-value ratio of our commercial real estate loans is generally 85%. At December 31, 2022, our largest commercial real estate loan totaled $7.4 million and was secured by storage units. At December 31, 2022, this loan was performing in accordance with its contractual terms.

Classified within our commercial real estate loans are land loans. We make a limited amount of land loans to complement our construction lending activities, and such loans are generally secured by lots that will be used for commercial real estate development. Land loans also include loans secured by farm land and land purchased for investment purposes. Land loans are generally offered for terms of up to 15 years. The maximum loan-to-value ratio of land loans is 75%.

Set forth below is information regarding our commercial real estate loans at December 31, 2022:

Type of Loan	Number of Loans	Balance
		(In thousands)
Residential one- to four-family non-owner occupied	6	$ 2,157
Office/mixed use	30	15,791
Poultry house/car wash/skating rink	30	18,474
Retail/wholesale automobile-tire center	35	16,814
Restaurant/fast food/gas station/grocery	13	8,410
Hotel/motel/inn	2	5,534
Self-storage facility	4	8,803
Other commercial real estate	90	20,006
Total	210	$ 95,989

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower, including credit history, profitability and expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service). All commercial real estate loans are appraised by outside independent appraisers approved by the board of directors or by internal evaluations, where permitted by regulation. Personal guarantees are generally obtained from the principals of commercial real estate borrowers and, in the case of church loans, guarantees from the applicable denomination are generally obtained.

Commercial Business Lending. We originate commercial business loans and lines of credit to small- and medium-sized companies in our primary market area. Our commercial business loans are generally used for working capital purposes or for acquiring equipment, inventory or furniture. The commercial business loans that we offer are fixed-rate loans, generally for a one-year term. Our commercial business loan portfolio consists primarily of secured loans, along with a small amount of unsecured loans. At December 31, 2022, we had $32.2 million of commercial business loans outstanding, representing 9.7% of the total loan portfolio, and we may increase this type of lending in the future.

When making commercial business loans, we consider the financial statements of the borrower, the lending history of the borrower, the debt service capabilities of the borrower, the projected cash flows of the business, the value of the collateral, if any, and whether the loan is guaranteed by the principals of the borrower. Commercial business loans are generally secured by accounts receivable, inventory and equipment.

At December 31, 2022, our largest commercial business loan relationship totaled $3.1 million and was secured by sales tax receipts. At December 31, 2022, this loan was performing in accordance with its contractual terms.

Multi-Family Real Estate Lending. At December 31, 2022, we had $3.7 million in multi-family real estate loans, representing 1.1% of our total loan portfolio. The multi-family real estate loans we originate generally have a maximum amortization term of 20 years and are secured by apartment buildings located within our primary market area. Our multi-family real estate loans are structured as balloon loans, with interest rates on these loans generally fixed for an initial period of three to five years and then adjusted based on current market rates and competition. These loans are generally made in amounts of up to 80% of the lesser of the appraised value or the purchase price of the property with an appropriate projected debt service coverage ratio.

Our underwriting procedures include considering the borrower's expertise and require verification of the borrower's credit history, income and financial statements, banking relationships, references and income projections for the property. We generally obtain personal guarantees on these loans.

At December 31, 2022, our largest multi-family loan had a balance of $999,000 and was secured by an apartment complex. At December 31, 2022, this loan was performing in accordance with its contractual terms.

Construction Lending. We make construction loans to individuals for the construction of their primary residences and, to a limited extent, loans to builders and commercial borrowers for owner-occupied projects. At December 31, 2022, our construction loans totaled $18.5 million, representing 5.6% of our total loan portfolio.

Loans to individuals for the construction of their residences typically have initial terms for up to 12 months and then convert to permanent loans. These construction loans have rates and terms comparable to one-to-four family residential loans offered by us. During the construction phase, the borrower pays interest only. The maximum loan-to-value ratio of owner-occupied single-family construction loans is 85%. Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans.

At December 31, 2022, our largest consumer construction loan was for $1.3 million, all of which was outstanding. This loan was performing according to its contractual terms at December 31, 2022.

Home Equity Lending. We originate variable-rate and fixed-rate home equity lines of credit secured by a lien on the borrower's primary residence. Our home equity products are limited to 89.99% of the property value less any other mortgages when we hold the first mortgage, and 80% when we do not hold the first mortgage. We use the same underwriting standards for home equity lines of credit as we use for one- to four-family residential mortgage loans. At December 31, 2022, we had $6.7 million or 2.0% of our total loans in home equity loans and outstanding advances under home equity lines of credit and an additional $9.7 million of funds committed, but not advanced, under home equity lines of credit.

Consumer Lending. We originate limited amounts of consumer loans apart from home equity lines of credit. At December 31, 2022, we had $3.7 million of consumer loans outstanding, representing 1.1% of the total loan portfolio. Consumer loans consist of loans secured by deposits, automobile loans and miscellaneous other types of installment loans.

Loan Underwriting Risks

Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential real estate loans. The primary concern in commercial real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors to provide monthly, quarterly, semi-annual or annual financial statements, depending on the size of the loan, on commercial real estate loans. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have an aggregate debt service ratio, including the guarantor's cash flows and the borrower's other projects, of at least 1.15x.

If we foreclose on a commercial real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be lengthy with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial real estate loans can be unpredictable and substantial.

Commercial and Industrial Loans. Our commercial and industrial loans are originated primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, collateral for commercial and industrial loans consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself.

Construction Loans. Our construction loans are based upon estimates of costs and values associated with the completed project. Underwriting is focused on the borrowers' financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage their operations.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, an increased monthly payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying collateral also may be adversely affected in a high interest rate environment.

Consumer Loans. Consumer loans may entail greater risk than residential real estate loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Originations, Purchases and Sales of Loans

Lending activities are conducted primarily by our salaried loan personnel operating at our main office. All loans we originate are underwritten pursuant to our policies and procedures. We originate fixed-rate loans and adjustable-rate loans. Our ability to originate fixed-rate loans or adjustable-rate loans depends on relative customer demand for such loans, which is affected by current and expected future levels of market interest rates. We originate real estate and other loans through our loan officers, marketing efforts, our customer base, walk-in customers and referrals from real estate brokers, builders and attorneys.

We sell certain loans we originate into the secondary market. We consider the pricing for loans as well as the current interest rate environment in making decisions as to whether to hold the mortgage loans we originate for investment or to sell such loans to investors, choosing the strategy that is most advantageous to us from a profitability and risk management standpoint. At December 31, 2022, we had no loans held for sale. We sell loans on a "best efforts" basis, and we generally have not retained the servicing rights on the mortgage loans sold in the secondary mortgage market.

From time to time, to diversify our risk, we will purchase or sell participation interests in loans. We underwrite our participation portion of the loan according to our own underwriting criteria and procedures. At December 31, 2022, we had $1.5 million in loan participation interests. We generally do not purchase whole loans from third parties to supplement our loan production.

Loan Approval Procedures and Authority

Pursuant to federal law, the aggregate amount of loans that Cullman Savings Bank is permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of Cullman Savings Bank's unimpaired capital and surplus (25% if the amount in excess of 15% is secured by "readily marketable collateral" or 30% for certain residential development loans). At December 31, 2022, based on the 15% limitation, Cullman Savings Bank's loans-to-one-borrower limit was approximately $10.7 million. At December 31, 2022, our largest loan relationship with one borrower was $8.2 million, which consists of 11 loans, the largest being $5.0 million secured by a warehouse. All of the underlying loans were performing in accordance with its contractual terms on that date.

Our lending is subject to written underwriting standards and origination procedures. Decisions on loan applications are made on the basis of detailed applications submitted by the prospective borrower, credit histories that we obtain, and property valuations (consistent with our appraisal policy) prepared by outside independent licensed appraisers approved by our board of directors as well as internal evaluations, where permitted by regulations. The loan applications are designed primarily to determine the borrower's ability to repay the requested loan, and the more significant items on the application are verified through use of credit reports, bank statements and tax returns.

All loan approval amounts are based on the aggregate loans (total credit exposure), including total balances of outstanding loans and the proposed loan to the individual borrower and any related entity. Our Chief Executive Officer has individual authorization to approve loans up to $500,000. Our Director of Lending and our EVP/Chief Operations Officer has individual authorization to approve loans up to $250,000. An individual loan or aggregate credit commitment in excess of $3.0 million requires approval by the Chief Executive Officer, Director of Lending and EVP/Chief Operations Officer, along with the Loan Committee, and must be reported to the board of directors prior to the loan transaction occurring.

Generally, we require title insurance or abstracts on our mortgage loans as well as extended coverage in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan.

Delinquencies and Asset Quality

Delinquency Procedures. When a borrower fails to make a required monthly loan payment by the last day of the month, a late notice is generated stating the payment and late charges due. Our policies provide borrowers that become 60 days or more delinquent are contacted by phone or mail to determine the reason for nonpayment and to discuss future payments, although in practice we generally contact such borrowers within 30 days. If repayment is not possible or doubtful, the loan will be brought to the board of directors for possible foreclosure. Once the board of directors declares a loan due and payable, a certified letter is sent to the borrower explaining the entire balance of the loan is due and payable. The borrower is permitted ten additional days to submit payment. If the loan is reinstated, foreclosure proceedings will be discontinued and the borrower will be permitted to continue to make payments. If the borrower does not respond, we will initiate foreclosure proceedings.

Loans Past Due and Non-Performing Assets. Loans are reviewed on a regular basis. Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

When we acquire real estate as a result of foreclosure, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal or evaluation to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for loan losses, or, if the existing allowance is inadequate, charged to expense of the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell.

A loan is classified as a troubled debt restructuring if, for economic or legal reasons related to the borrower's financial difficulties, we grant a concession to the borrower that we would not otherwise consider. This usually includes a modification of loan terms, such as a reduction of the interest rate to below market terms, capitalizing past due interest or extending the maturity date and possibly a partial forgiveness of the principal amount due.

Delinquent Loans. The following tables set forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	At December 31,					
	2022			2021		
	30 to 59 Days Past Due	60 to 89 Days Past Due	90 Days or More Past Due	30 to 59 Days Past Due	60 to 89 Days Past Due	90 Days or More Past Due
	(In thousands)					
Real estate loans:						
One- to four-family residential	$ 2,315	$ 1,251	$ 211	$ 1,553	$ 734	$ 193
Multi-family	—	—	—	—	—	—
Commercial	—	—	—	292	—	—
Construction	—	—	—	—	—	—
Commercial loans	48	40	41	90	—	—
Consumer loans:						
Home equity loans and lines of credit	—	—	—	32	—	—
Other consumer	10	—	—	27	—	—
Total	$ 2,373	$ 1,291	$ 252	$ 1,994	$ 734	$ 193

Non-Performing Assets. The following table sets forth information regarding our non-performing assets. Non-accrual loans include non-accruing troubled debt restructurings of $9,000 and $14,000 as of December 31, 2022 and December 31, 2021.

	At December 31,	
	2022	2021
	(Dollars in thousands)	
Non-accrual loans:		
Real estate loans:		
One- to four-family residential	$ 9	$ 14
Multi-family	—	—
Commercial	—	—
Construction	—	—
Commercial and industrial loans	73	90
Consumer loans:		
Home equity loans and lines of credit	—	—
Other consumer	—	—
Total non-accrual loans	$ 82	$ 104
Accruing loans past due 90 days or more	252	—
Real estate owned:		
One- to four-family residential	—	74
Multi-family	—	—
Commercial	—	326
Construction	50	—
Total real estate owned	$ 50	400
Total non-performing assets	$ 384	$ 504
Total accruing troubled debt restructured loans	$ 2,472	$ 2,878
Total non-performing loans to total loans	0.10%	0.12%
Total non-accruing loans to total loans	0.02%	0.04%
Total non-performing assets to total assets	0.09%	0.14%

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the Office of the Comptroller of the Currency to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which

do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses. General allowances represent loss allowances which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, such that additional general or specific loss allowances may be required.

In connection with the filing of our periodic reports with the Office of the Comptroller of the Currency and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations.

On the basis of this review of our assets, our classified and special mention assets at the dates indicated were as follows:

	At December 31,			
	2022		2021	
	(In thousands)			
Substandard assets	$	2,838	$	3,750
Doubtful assets		—		—
Loss assets		—		—
Total classified assets	$	2,838	$	3,750
Special mention assets	$	3,203	$	2,073
Foreclosed real estate	$	50	$	400

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb probable credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management's estimate of probable credit losses inherent in the loan portfolio and the related allowance may change materially in the near-term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by full and partial charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Management's periodic evaluation of the adequacy of the allowance is based on various factors, including, but not limited to, management's ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses.

As an integral part of their examination process, the Office of the Comptroller of the Currency will periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses.

The following table sets forth activity in our allowance for loan losses for the years indicated.

	For the Years Ended December 31,	
	2022	**2021**
	(Dollars in thousands)	
Allowance for loan losses at beginning of year	$ 2,406	$ 2,361
Provision for loan losses	438	60
Charge-offs:		
Real estate loans:		
One- to four-family residential	—	(6)
Multi-family	—	—
Commercial	—	—
Construction	(44)	—
Commercial and industrial loans	—	—
Consumer loans:		
Home equity loans and lines of credit	—	—
Other consumer	—	(14)
Paycheck protection program loans	—	—
Total charge-offs	(44)	(20)
Recoveries:		
Real estate loans:		
One- to four-family residential	41	—
Multi-family	—	—
Commercial	—	—
Construction	—	—
Commercial and industrial loans	—	—
Consumer loans:		
Home equity loans and lines of credit	—	—
Other consumer	—	5
Paycheck protection program loans	—	—
Total recoveries	41	5
Net (charge-offs) recoveries	(3)	(15)
Allowance at end of year	$ 2,841	$ 2,406
Allowance to non-performing loans	850.60%	810.10%
Allowance to total loans outstanding at the end of the year	0.85%	0.94%
Net (charge-offs) recoveries to average loans outstanding for the year:		
One- to four-family residential	0.04%	—%
Multi-family	—%	—%
Commercial real estate	—%	—%
Construction	(0.22)%	—%
Commercial and industrial loans	—%	—%
Home equity loans and lines of credit	—%	—%
Other consumer	—%	(0.42)%
Paycheck protection program loans	—%	—%
Net total (charge-offs) recoveries to average loans outstanding for the year	(0.00)%	(0.01)%

Allocation of Allowance for Loan Losses. The following tables set forth the allowance for loan losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,					
	2022			**2021**		
	Allowance for Loan Losses	**Percent of Allowance in Each Category to Total Allocated Allowance**	**Percent of Loans in Each Category to Total Loans**	**Allowance for Loan Losses**	**Percent of Allowance in Each Category to Total Allocated Allowance**	**Percent of Loans in Each Category to Total Loans**
			(Dollars in thousands)			
Real estate loans:						
One- to four-family residential	$ 1,710	60.19%	51.73%	$ 1,355	56.32%	50.18%
Multi-family	17	0.60	1.10	19	0.79	1.46
Commercial	654	23.02	28.84	712	29.59	30.23
Construction	145	5.10	5.55	109	4.53	6.09
Commercial and industrial loans	204	7.19	9.66	145	6.03	9.2
Consumer loans:						
Home equity loans and lines of credit	64	2.25	2.00	35	1.45	1.46
Other consumer	47	1.65	1.11	31	1.29	1.38
Total	$ 2,841	100.00%	100.00%	$ 2,406	100.00%	100.00%

Investment Activities

General. The goals of our investment policy are to provide and maintain liquidity, meet pledging requirements, generate a reasonable rate of return, and minimize credit and interest rate risk. Subject to loan demand and our interest rate risk analysis, we will increase the balance of our investment securities portfolio when we have excess liquidity.

Our investment policy is reviewed annually by management and any changes to the policy are recommended to and subject to the approval of the board of directors. Authority to make investments under the approved investment policy guidelines is delegated to our President and Chief Executive Officer and our Chief Financial Officer (all investment decisions require the approval of both investment officers). All investment transactions are reviewed at regularly scheduled quarterly meetings of the board of directors.

Our current investment policy permits investments in securities issued by the U.S. Government and its agencies or government sponsored enterprises. We also invest in mortgage-backed securities and, to a lesser extent, mutual funds that invest in mortgage-backed securities. Our investment policy also permits, with certain limitations, investments in bank-owned life insurance, collateralized mortgage obligations, asset-backed securities, real estate mortgage investment conduits, Alabama revenue bonds and municipal securities.

At December 31, 2022, our investment securities portfolio totaled $29.8 million, and consisted primarily of securities and obligations issued by municipalities and mortgage-backed securities. In addition, at December 31, 2022, we owned $1.2 million of Federal Home Loan Bank of Atlanta stock and $794,000 of Federal Reserve Bank of Atlanta stock. As a member of the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Atlanta, we are required to purchase stock, which stock is carried at cost and classified as restricted equity securities.

Portfolio Maturities and Yields. The composition and maturities of the available-for-sale investment securities portfolio at December 31, 2022 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. Yields on tax-exempt obligations have not been computed on a tax-equivalent basis, as the effect would not be material.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
Securities available-for-sale:											
U.S. Government Agencies	$ —	—%	$ 2,987	4.88%	$ —	—%	$ 3,000	2.11%	$ 5,987	$ 5,253	3.49%
Municipal securities - taxable	—	—%	730	3.06%	2,655	3.30%	11,035	2.43%	14,420	11,511	2.62%
Municipal securities - tax-exempt	420	2.15%	450	2.15%	495	2.28%	—	—%	1,365	1,315	2.33%
Residential mortgage-backed, government-sponsored enterprise	—	—%	2,028	2.35%	7,462	2.38%	1,381	3.04%	10,871	10,142	2.63%
Commercial mortgage-backed securities	984	3.61%							984	960	3.61%
SBA-guaranteed debenture	—	—%	672	1.97%	—	—%	—	—%	672	615	1.97%
Total	$ 1,404		$ 6,867		$ 10,612		$ 15,416		$ 34,299	$ 29,796	

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also use borrowings to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, investment maturities, loan prepayments, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from our primary market area. We offer a selection of deposit accounts, including savings accounts, checking accounts, certificates of deposit and individual retirement accounts. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We have the authority to accept brokered deposits, and had $5.5 million of such deposits as of December 31, 2022. In addition, we had $38.2 million of municipal deposits at December 31, 2022.

On a periodic basis, we establish interest rates paid, maturity terms, service fees and withdrawal penalties. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. We rely upon personalized customer service, long-standing relationships with customers, and the favorable image of Cullman Savings Bank in the community to attract and retain local deposits. We also seek to obtain deposits from our commercial loan customers.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At December 31,					
	2022			**2021**		
	Amount	**Percent**	**Average Rate**	**Amount**	**Percent**	**Average Rate**
			(Dollars in thousands)			
Noninterest-bearing demand deposits	$ 16,281	5.56%	—%	$ 23,011	9.92%	—%
Interest-bearing demand deposits	114,948	39.24	0.16	68,556	29.55	0.12
Regular savings and other deposits	79,579	27.16	0.45	55,280	23.83	0.19
Money market deposits	2,691	0.92	0.17	4,893	2.10	0.17
Certificates of deposit	79,450	27.12	1.27	80,281	34.60	1.09
Total	$ 292,949	100.00%	0.56%	$ 232,021	100.00%	0.51%

As of December 31, 2022 and 2021, the aggregate amount of uninsured deposits (deposits in amounts greater than or equal to $250,000, which is the maximum amount for federal deposit insurance) was $140.7 million and $93.4 million, respectively. In addition, as of December 31, 2022 and 2021, the aggregate amount of all our uninsured certificates of deposit was $32.6 million and $34.2 million, respectively. We have no deposits that are uninsured for any reason other than being in excess of the maximum amount for federal deposit insurance. The following table sets forth the maturity of the uninsured certificates of deposit as of December 31, 2022.

	At December 31, 2022
	(In thousands)
Maturity Period:	
Three months or less	$ 7,771
Over three through six months	5,387
Over six through twelve months	8,328
Over twelve months	11,128
Total	$ 32,614

Borrowings. As of December 31, 2022, we had a $121.3 million line of credit with the Federal Home Loan Bank of Atlanta, of which $25.0 million was outstanding at that date with a weighted average cost of 4.3%. In addition to the Federal Home Loan Bank of Atlanta line of credit, we have an unsecured federal funds lines of credit, in the amount of $10.0 million. No amount was outstanding on this line of credit at December 31, 2022.

Subsidiary Activities

Cullman Bancorp, Inc. has no subsidiaries other than Cullman Savings Bank.

Personnel

As of December 31, 2022, we had 59 full-time employees and one part-time employee. Our employees are not represented by any collective bargaining group. Management believes that we have good working relations with our employees.

TAXATION

Cullman Bancorp, Inc. and Cullman Savings Bank are subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize certain pertinent tax matters and is not a comprehensive description of the tax rules applicable to Cullman Bancorp, Inc. or Cullman Savings Bank. Our federal and state tax returns have not been audited for the past five years.

Federal Taxation

Conversion. Effective July 15, 2021, Cullman Bancorp, Inc. a federal corporation (Cullman Federal) acquired the assets, liabilities and equity of Cullman Savings Bank, MHC, under the tax-free merger rules and within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, wherein Cullman Savings Bank, MHC ceased to exist upon merging with and into Cullman Federal as the surviving entity. Upon this merger and on this same date, Cullman Federal ceased to exist upon merging with and into Cullman Bancorp, Inc (a Maryland corporation) as the surviving entity, constituting a mere change in identity form or place of organization within the meaning and under the tax-free reorganization rules of Section 368(a)(1)(F) of the Internal Revenue Code.

Method of Accounting. Cullman Bancorp, Inc. and Cullman Savings Bank currently report income and expenses on the accrual method of accounting and use a tax year ending December 31 for filing their federal income tax returns. Cullman Bancorp, Inc. and Cullman Savings Bank file a consolidated federal income tax return. The Small Business Protection Act of 1996 eliminated the use of the reserve method of accounting for income taxes on bad debt reserves by savings institutions. For taxable years beginning after 1995, Cullman Savings Bank has been subject to the same bad debt reserve rules as commercial banks. It currently utilizes the experience method under Section 585 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

Alternative Minimum Tax. For income generated for tax years ending after January 1, 2023, the Internal Revenue Code imposes an alternative minimum tax at a rate of 15% on a base of regular taxable income plus certain tax preferences, less an exemption amount, referred to as "alternative minimum taxable income. The Tax Cuts and Jobs Act repealed the alternative minimum tax for income generated for tax years beginning after January 1, 2018 and ending before December 31, 2022, wherein the 2022 Inflation Reduction Act reinstated the alternative minimum tax for tax years beginning January 1, 2023 or later. The alternative minimum tax is payable to the extent tax computed this way exceeds tax computed by applying the regular tax rates to regular taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.   At December 31, 2022, Cullman Bancorp, Inc. had no minimum tax credit carryovers.

Net Operating Loss Carryovers. As a result of the Tax Cuts and Jobs Act generally, a financial institution may carry net operating losses forward indefinitely, if incurred after December 31, 2017. At December 31, 2022, Cullman Bancorp, Inc. had no federal net operating loss carryforwards

Corporate Dividends. Cullman Bancorp, Inc. may generally exclude from its income 100% of dividends received from Cullman Savings Bank as a member of the same affiliated group of corporations.

State Taxation

Alabama State Taxation. Alabama reorganization and conversion rules follow the federal rules of reorganization and conversion rules. Cullman Bancorp, Inc. and Cullman Savings Bank are required to file Alabama income tax returns and pay tax at a stated tax rate of 6.5% of Alabama taxable income. For these purposes, Alabama taxable income generally means federal taxable income subject to certain modifications, primarily the exclusion of interest income on United States obligations and the deduction of federal income taxes paid.

Maryland State Taxation. As a Maryland business corporation, Cullman Bancorp, Inc. is required to file an annual report with and pay franchise taxes to the State of Maryland.

SUPERVISION AND REGULATION

General

As a federal savings bank, Cullman Savings Bank is subject to examination and regulation by the Office of the Comptroller of the Currency, and is also subject to examination by the Federal Deposit Insurance Corporation as deposit insurer. The federal system of regulation and supervision establishes a comprehensive framework of activities in which Cullman Savings Bank may engage and is intended primarily for the protection of depositors and the Federal Deposit Insurance Corporation's Deposit Insurance Fund, and not for the protection of security holders. Cullman Savings Bank also is a member of and owns stock in the Federal Home Loan Bank of Atlanta, which is one of the 11 regional banks in the Federal Home Loan Bank System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; provide oversight for the adequacy of loan loss reserves for regulatory purposes; and establish the timing and amounts of assessments and fees. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings, interest rate sensitivity and other factors. These ratings are inherently subjective and the receipt of a less than satisfactory rating in one or more categories may result in enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as Cullman Savings Bank, or its holding company, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Many financial "consumer protection" statutes are implemented by regulations issued by the Consumer Financial Protection Bureau. For federal savings banks of Cullman Savings Bank's asset size, compliance with such statutes and regulations is determined by the Office of the Comptroller of the Currency through its examinations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

As a savings and loan holding company, Cullman Bancorp, Inc. is required to comply with the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. Cullman Bancorp, Inc. is also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Federal Reserve Board, the Securities and Exchange Commission or Congress, could have a material adverse impact on the operations and financial performance of Cullman Bancorp, Inc. and Cullman Savings Bank.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to Cullman Savings Bank and Cullman Bancorp, Inc. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Cullman Savings Bank and Cullman Bancorp, Inc.

Federal Banking Regulation

Business Activities. Federal savings banks with less than $20 billion of assets as of December 31, 2017 may elect to exercise national bank powers without converting to a national bank charter. As of December 31, 2022, Cullman Savings Bank has exercised the covered savings association (CSA) election. A CSA has the same rights and privileges as a national bank, but retains its federal savings association charter.

Capital Requirements. The bank implemented the community bank leverage ratio which removes the requirement for qualifying banking organizations to calculate and report risk-based capital but rather only requires a Tier 1 to average assets (leverage) ratio. Qualifying banking organizations that elect to use the community bank leverage rate framework and that maintain a leverage ratio of greater than required minimums will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies capital rules (generally applicable rule) and, if applicable, will be considered to have met the well capitalized ratio requirements for purposes of Section 38 of the Federal Deposit Insurance Act. The community bank leverage ratio minimum requirement is 9.0% for calendar year 2022 and beyond. Eligible institutions may opt into and out of the community bank ratio framework on their quarterly call report. Cullman Savings Bank has opted in to the community bank leverage framework.

In determining the amount of risk-weighted assets for calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (*e.g.*, recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain non-cumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the Office of the Comptroller of the Currency takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

At December 31, 2022, Cullman Savings Bank's capital exceeded all applicable requirements.

Loans-to-One Borrower. Generally, a federal savings bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the excess is secured by readily marketable collateral, which generally does not include real estate. At December 31, 2022, Cullman Savings Bank was in compliance with the loans-to-one borrower limitations.

Capital Distributions. Federal regulations govern capital distributions by a federal savings bank, which include cash dividends and other transactions charged to the savings bank's capital account. A federal savings bank must file an application with the Office of the Comptroller of the Currency for approval of a capital distribution if:

- the total capital distributions for the applicable calendar year exceed the sum of the savings bank's net income for that year to date plus the savings bank's retained net income for the preceding two years;

- the savings bank would not be at least adequately capitalized following the distribution;

- the distribution would violate any applicable statute, regulation, agreement or regulatory condition; or

- the savings bank is not eligible for expedited treatment of its filings, generally due to an unsatisfactory CAMELS rating or being subject to a cease and desist order or formal written agreement that requires action to improve the institution's financial condition.

Even if an application is not otherwise required, every savings bank that is a subsidiary of a savings and loan holding company, such as Cullman Savings Bank, must still file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend or approves a capital distribution.

A notice or application related to a capital distribution may be disapproved if:

- the federal savings bank would be undercapitalized following the distribution;

- the proposed capital distribution raises safety and soundness concerns; or

- the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act generally provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement. A federal savings bank also may not make a capital distribution that would reduce its regulatory capital below the amount required for the liquidation account established in connection with its conversion to stock form.

Community Reinvestment Act and Fair Lending Laws. All insured depository institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. The Office of the Comptroller of the Currency is required to assess the federal savings bank's record of compliance with the Community Reinvestment Act. A savings bank's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of the Comptroller of the Currency, as well as other federal regulatory agencies and the Department of Justice. In May 2022, the Office of the Comptroller of the Currency, the Federal Reserve Board and Federal Deposit Insurance Corporation released a notice of proposed rulemaking to strengthen and modernize the Community Reinvestment Act regulations and framework.

The Community Reinvestment Act requires all institutions insured by the Federal Deposit Insurance Corporation to publicly disclose their rating. Cullman Savings Bank received a "satisfactory" Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. An insured depository institution's authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with, an insured depository institution such as Cullman Savings Bank. Cullman Bancorp, Inc. will be an affiliate of Cullman Savings Bank because of its control of Cullman Savings Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a savings bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

Cullman Savings Bank's authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Cullman Savings Bank's capital.

In addition, extensions of credit in excess of certain limits must be approved by Cullman Savings Bank's board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The Office of the Comptroller of the Currency has primary enforcement responsibility over federal savings banks and has authority to bring enforcement action against all "institution-affiliated parties," including directors, officers, shareholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings bank. Formal enforcement action by the Office of the Comptroller of the Currency may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. The maximum penalties that can be assessed are generally based on the type and severity of the violation, unsafe and unsound practice or other action, and are adjusted annually for inflation. The Federal Deposit Insurance Corporation also has the authority to terminate deposit insurance or recommend to the Office of the Comptroller of the Currency that enforcement action be taken with respect to a particular federal savings bank. If such action is not taken, the Federal Deposit Insurance Corporation has authority to take the action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Branching. Federal law permits well capitalized and well managed holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. In addition, federal savings banks may establish de novo branches on an interstate basis provided that branching is authorized by the law of the host state for the banks chartered by that state.

Prompt Corrective Action. Federal law requires, among other things, that federal bank regulators take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For this purpose, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under applicable regulations, an institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on the payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more additional restrictions, including a regulatory order to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, ceasing receipt of deposits from correspondent banks, dismissal of directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

The previously referenced final rules establishing an elective "community bank leverage ratio" regulatory capital framework provide that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework will be considered "well-capitalized" for purposes of prompt corrective action.

At December 31, 2022, Cullman Savings Bank met the criteria for being considered "well capitalized."

Insurance of Deposit Accounts. The Deposit Insurance Fund of the Federal Deposit Insurance Corporation insures deposits at Federal Deposit Insurance Corporation-insured financial institutions such as Cullman Savings Bank, generally up to a maximum of $250,000 per separately insured depositor. The Federal Deposit Insurance Corporation charges insured depository institutions premiums to maintain the Deposit Insurance Fund.

Under the Federal Deposit Insurance Corporation's risk-based assessment system, institutions deemed less risky of failure pay lower assessments. Assessments for institutions of less than $10 billion of assets are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of Cullman Savings Bank. We cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. We do not know of any practice, condition or violation that may lead to termination of our deposit insurance.

Privacy Regulations. Federal regulations generally require that Cullman Savings Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship. In addition, Cullman Savings Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. Cullman Savings Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

USA PATRIOT Act. Cullman Savings Bank is subject to the USA PATRIOT Act, which gives federal agencies additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. The USA PATRIOT Act contains provisions intended to encourage information sharing among bank regulatory agencies and law enforcement bodies and imposes affirmative obligations on financial institutions, such as enhanced recordkeeping and customer identification requirements.

Prohibitions Against Tying Arrangements. Federal savings banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Other Regulations

Interest and other charges collected or contracted for by Cullman Savings Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; and

- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of Cullman Savings Bank also are subject to, among others, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Federal Home Loan Bank System

Cullman Savings Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank are required to acquire and hold shares of capital stock in the Federal Home Loan Bank. Cullman Savings Bank was in compliance with this requirement at December 31, 2022. Based on redemption provisions of the Federal Home Loan Bank of Atlanta, the stock has no quoted market value and is carried at cost. Cullman Savings Bank reviews for impairment, based on the ultimate recoverability, the cost basis of the Federal Home Loan Bank of Atlanta stock. At December 31, 2022, no impairment had been recognized.

Holding Company Regulation

Cullman Bancorp, Inc. is a unitary savings and loan holding company subject to regulation and supervision by the Federal Reserve Board. The Federal Reserve Board has enforcement authority over Cullman Bancorp, Inc. and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a risk to Cullman Savings Bank.

The business activities of savings and loan holding companies are generally limited to those activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Federal Reserve Board, and certain additional activities authorized by Federal Reserve Board regulations, unless the holding company has elected "financial holding company" status. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance as well as activities that are incidental to financial activities or complementary to a financial activity. Cullman Bancorp Inc. has not elected financial holding company status. Federal law generally prohibits the acquisition of more than 5% of a class of voting stock of a company engaged in impermissible activities.

Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or savings and loan holding company without prior written approval of the Federal Reserve Board, and from acquiring or retaining control of any depository institution not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board must consider such factors as the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on and the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors. A savings and loan holding company may not acquire a savings institution in another state and hold the target institution as a separate subsidiary unless it is a supervisory acquisition or the law of the state in which the target is located authorizes such acquisitions by out-of-state savings and loan holding companies.

Savings and loan holding companies with less than $3 billion in consolidated assets are exempt from consolidated regulatory capital requirements, unless the Federal Reserve Board determines otherwise in particular cases.

The Federal Reserve Board has promulgated regulations implementing the "source of strength" doctrine that require holding companies, including savings and loan holding companies, to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

The Federal Reserve Board has issued supervisory policies regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies and savings and loan holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Federal Reserve Board guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company's net income for the past four quarters, net of capital distributions previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The guidance also provides for prior consultation with supervisory staff for material increases in the amount of a company's common stock dividend. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. Federal Reserve Board guidance also states that a holding company should inform the Federal Reserve Board supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result, at the end of a quarter, in a net reduction in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of Cullman Bancorp, Inc. to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire "control" of a savings and loan holding company, such as Cullman Bancorp, Inc., unless the Federal Reserve Board has been given 60 days prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under the Change in Bank Control Act, means ownership, control of or the power to vote 25% or more of any class of voting stock. There is a presumption of control upon the acquisition of 10% or more of a class of voting stock under certain circumstances, such as where the holding company involved has its shares registered under the Securities Exchange Act of 1934.

The Federal Reserve Board has adopted a final rule revising its framework for determining whether a company has a "controlling influence" over a bank or savings and loan holding company for purposes of the Bank and Savings and Loan Holding Company Acts.

Federal Securities Laws

Cullman Bancorp, Inc. common stock is registered with the Securities and Exchange Commission. Cullman Bancorp, Inc. is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration under the Securities Act of 1933 of shares of common stock issued in Cullman Bancorp, Inc.'s public offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of Cullman Bancorp, Inc. may be resold without registration. Shares purchased by an affiliate of Cullman Bancorp, Inc. are subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If Cullman Bancorp, Inc. meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of Cullman Bancorp, Inc. that complies with the other conditions of Rule 144, including those that require the affiliate's sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Cullman Bancorp, Inc., or the average weekly volume of trading in the shares during the preceding four calendar weeks.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Emerging Growth Company Status

Cullman Bancorp, Inc. is an emerging growth company. For as long as Cullman Bancorp, Inc. continues to be an emerging growth company, it may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, Cullman Bancorp, Inc. also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Such an election is irrevocable during the period a company is an emerging growth company. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Cullman Bancorp, Inc. will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the completion of this offering; (ii) the first fiscal year after our annual gross revenues are $1.07 billion (adjusted for inflation) or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year.

ITEM 1A.   Risk Factors

Not applicable to a smaller reporting company.

ITEM 1B. Unresolved Staff Comments

Not applicable.

ITEM 2.   Properties

We conduct our operations from our main office and two additional branch offices, all of which are located in Cullman, Alabama, and one branch office in Hanceville, Alabama. All of our branch offices are located in Cullman County, Alabama. At December 31, 2022, the net book value of our premises and equipment was $10.9 million.

ITEM 3.   Legal Proceedings

At December 31, 2022, we were not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4.   Mine Safety Disclosures

Not applicable.

ITEM 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

(a) ***Market, Holder and Dividend Information.*** Our common stock is traded on the NASDAQ Capital Market under the symbol "CULL." The approximate number of holders of record of Cullman Bancorp, Inc.'s common stock as of March 27, 2023 was 715. Certain shares of Cullman Bancorp, Inc. are held in "nominee" or "street" name and, accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

(b) ***Sales of Unregistered Securities.*** Not applicable.

(c) ***Use of Proceeds.*** Not applicable.

(d) ***Securities Authorized for Issuance Under Equity Compensation Plans.*** See "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters."

(e) ***Stock Repurchases.*** The following table sets forth information in connection with repurchases of our shares of common stock during the three months ended December 31, 2022.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs [1]
October 1, 2022 through October 31, 2022	—	$ —	—	555,000
November 1, 2022 through November 30, 2022	1,034	11.23	1,034	553,966
December 1, 2022 through December 31, 2022	10,244	11.25	11,278	542,688
Total	11,278	$ 11	11,278	542,688

[1] On October 18, 2022, the Board of Directors announced a repurchase program under which the Company may repurchase up to 555,000 shares of the Company's common stock. The repurchase program has no expiration date.

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The objective of this section is to help readers understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements that appear elsewhere in this Annual Report on Form 10-K.

Overview

Total assets increased $68.5 million, or 19.3%, to $423.2 million at December 31, 2022 from $354.7 million at December 31, 2021. The increase was due to an increase in loans funded by cash and an increase in deposits and borrowings. Total deposits increased $60.9 million, or 26.3%, to $292.9 million at December 31, 2022 from $232.0 million at December 31, 2021. The increase in deposits was due to increases in regular savings and other deposits categories, as we have grown accounts throughout the year.

Net income increased $2.4 million, or 139.0%, to $4.2 million for the year ended December 31, 2022, compared to $1.8 million for the year ended December 31, 2021. The increase was due primarily to the one-time pre-tax $1.6 million expense for the contribution of common stock and cash to our new charitable foundation in the third quarter of 2021. The additional increase was due to increases in interest income and a decrease in interest expense, partially offset by increases in non-interest expense and income tax expense. Interest income increased $3.2 million, or 23.6%, to $16.5 million for the year ended December 31, 2022 from $13.4 million for the year ended December 31, 2021. The increase was due primarily to an increase in interest income on loans, which is our primary source of interest income. Interest expense decreased $421,000, or 23.6%, to $1.4 million for the year ended December 31, 2022 compared to $1.8 million for the year ended December 31, 2021, due to a decrease of $55,000 in interest expense on deposits and a decrease of $366,000 in interest expense on borrowings.

We recorded provisions for loan losses of $438,000 and $60,000 for the years ended December 31, 2022 and 2021, respectively. Our allowance for loan losses was $2.8 million at December 31, 2022 and $2.4 million at December 31, 2021. The allowance for loan losses to total loans was 0.85% at December 31, 2022 compared to 0.94% at December 31, 2021, while the allowance for loan losses to non-performing loans was 850.60% at December 31, 2022 compared to 810.10% at December 31, 2021. We had charge-offs of $44,000 and recoveries of $41,000 during the year ended December 31, 2022.

Summary of Significant Accounting Policies

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be significant accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an "emerging growth company" we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have determined to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

The following represent our significant accounting policies:

Allowance for Loan Losses. The allowance for loan losses is a reserve for estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the loan portfolio. Actual credit losses, net of recoveries, are deducted from the allowance for loan losses. Loans are charged off when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance for loan losses. A provision for loan losses, which is a charge against earnings, is recorded to bring the allowance for loan losses to a level that, in management's judgment, is adequate to absorb probable losses in the loan portfolio. Management's evaluation process used to determine the appropriateness of the allowance for loan losses is subject to the use of estimates, assumptions, and judgment. The evaluation process involves gathering and interpreting many qualitative and quantitative factors which could affect probable credit losses. Because interpretation and analysis involves judgment, current economic or business conditions can change, and future events are inherently difficult to predict, the anticipated amount of estimated loan losses and therefore the appropriateness of the allowance for loan losses could change significantly.

The allocation methodology applied by Cullman Savings Bank is designed to assess the appropriateness of the allowance for loan losses and includes allocations for specifically identified impaired loans and loss factor allocations for all remaining loans, with a component primarily based on historical loss rates and a component primarily based on other qualitative factors. The methodology includes evaluation and consideration of several factors, such as, but not limited to, management's ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions or circumstances underlying the collectability of loans. Because each of the criteria used is subject to change, the allocation of the allowance for loan losses is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular loan category. The total allowance is available to absorb losses from any segment of the loan portfolio. Management believes the allowance for loan losses was appropriate at December 31, 2022 and December 31, 2021. The allowance analysis is reviewed by the board of directors on a quarterly basis in compliance with regulatory requirements. In addition, various regulatory agencies periodically review the allowance for loan losses and, as a result of such reviews, we may have to adjust our allowance for loan losses.

We will be adopting the current expected credit losses ("CECL") methodology for calculating our allowance for loan losses, effective January 1, 2023. For additional information about the adoption of CECL see "Note 1– Nature of Operations and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Income Taxes. The assessment of income tax assets and liabilities involves the use of estimates, assumptions, interpretation, and judgment concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management's current assessment, the impact of which could be significant to the results of operations and reported earnings.

Cullman Bancorp, Inc. files consolidated federal and state income tax returns with Cullman Savings Bank. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax law rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income tax expense. Valuation allowances are established when it is more likely than not that a portion of the full amount of the deferred tax asset will not be realized. In assessing the ability to realize deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. We may also recognize a liability for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the consolidated financial statements. Penalties related to unrecognized tax benefits are classified as income tax expense.

Selected Consolidated Financial and Other Data

The summary information presented below at each date or for each of the years presented is derived in part from our consolidated financial statements.

	At December 31,		
	2022	**2021**	**2020**
		(In thousands)	
Selected Financial Condition Data:			
Total assets	$ 423,229	$ 354,709	$ 331,396
Securities available for sale	29,796	21,313	18,875
Loans held for sale	—	—	173
Loans receivable, net	329,943	252,160	231,799
Premises and equipment, net	10,851	9,484	8,576
Foreclosed real estate	50	400	434
Federal Home Loan Bank stock and Federal Reserve Bank stock, at cost	2,033	859	2,541
Bank owned life insurance	8,964	5,737	5,657
Deposits	292,949	232,021	216,963
Borrowings	25,000	18,500	53,500
Shareholders' equity	100,182	99,734	56,875

	For the Years Ended December 31,		
	2022	2021	2020
	(In thousands)		
Selected Operating Data:			
Interest income	$ 16,529	$ 13,370	$ 14,172
Interest expense	1,365	1,786	2,867
Net interest income	15,164	11,584	11,305
Provision for loan losses	438	60	152
Net interest income after provision for loan losses	14,726	11,524	11,153
Noninterest income	1,686	1,509	1,449
Noninterest expense	11,128	10,939	8,099
Income before income tax expense	5,284	2,094	4,503
Income tax expense	1,101	344	957
Net income	$ 4,183	$ 1,750	$ 3,546
Earnings per share - basic [1]	$ 0.59	$ 0.25	$ 0.52
Earnings per share - diluted [1]	$ 0.59	$ 0.25	$ 0.52

	At or For the Years Ended December 31,		
	2022	2021	2020 [1]
Performance Ratios:			
Return on average assets	1.09%	0.50%	1.13%
Return on average equity	4.21%	2.26%	6.43%
Interest rate spread [2]	4.04%	3.30%	3.54%
Net interest margin [3]	4.19%	3.46%	3.75%
Noninterest expense to average assets	2.90%	3.11%	2.57%
Efficiency ratio [4]	67.80%	84.00%	64.27%
Average interest-earning assets to average interest-bearing liabilities	1.37x	1.31x	1.22x
Capital Ratios:			
Average equity to average assets	25.85%	21.93%	17.52%
Tier 1 capital to average assets [5]	19.58%	18.83%	15.49%
Asset Quality Ratios:			
Allowance for loan losses as a percentage of total loans	0.85%	0.94%	1.01%
Allowance for loan losses as a percentage of non-performing loans	850.60%	810.10%	1935.25%
Net (charge-offs) recoveries to average outstanding loans during the year	—	(0.01)%	—
Non-performing loans as a percentage of total loans	0.10%	0.12%	0.05%
Non-performing loans as a percentage of total assets	0.09%	0.08%	0.04%
Total non-performing assets as a percentage of total assets	0.10%	0.14%	0.17%
Other:			
Number of offices	4	4	4
Number of full-time equivalent employees	59	50	50

(1) Amounts related to the periods prior to the July 15, 2021 closing of the conversion offering have been restated to give retroactive recognition to the 2.8409 exchange ratio applied in the conversion offering.

(2) Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3) Represents net interest income as a percentage of average interest-earning assets.

(4) Represents noninterest expenses divided by the sum of net interest income after provision and noninterest income.

Comparison of Financial Condition at December 31, 2022 and December 31, 2021

Total assets increased $68.5 million, or 19.3%, to $423.2 million at December 31, 2022 from $354.7 at December 31, 2021. The increase was due to an increase in loans funded from cash and an increase in deposits and borrowings.

Cash and cash equivalents decreased $25.3 million to $36.6 million at December 31, 2022 from $61.9 million at December 31, 2021. The decrease was due to an increase in loans funded.

Gross loans held for investment increased $78.2 million, or 30.7%, to $332.8 million at December 31, 2022 from $254.6 million at December 31, 2021. The increase was primarily due to an increase in one-to-four family residential real estate loans, which increased $44.4 million, or 34.8%, to $172.2 million at December 31, 2022 from $127.8 million at December 31, 2021. Commercial real estate loans have increased $19.0 million, or 24.7% to $96.0 million at December 31, 2022 from $77.0 million at December 31, 2021.

Securities available-for-sale increased $8.5 million, or 39.8%, to $29.8 million at December 31, 2022 from $21.3 million at December 31, 2021. We purchased $3.0 million in U.S. Government agency securities during 2022 as well as $11.0 million in mortgage backed securities, $1.0 million in commercial mortgage backed securities and $715,000 in municipal securities in order to pledge the increase in our deposits under the Security for Alabama Funds Enhancement program.

Total deposits increased $60.9 million, or 26.3%, to $292.9 million at December 31, 2022 from $232.0 at December 31, 2021. The increase in deposits was due to increases in regular savings and other deposits categories, as we have grown accounts. Interest bearing demand accounts increased $46.3 million or 67.7% to $114.9 million at December 31, 2022 from $68.6 million at December 31, 2021. Regular savings and other deposits increased $24.3 million, or 44.0%, to $79.6 million at December 31, 2022 from $55.3 million at December 31, 2021.

We had $25.0 million of borrowings at December 31, 2022, compared to $18.5 million of borrowings at December 31, 2021. During the year, we had excess liquidity and paid off the $18.5 million of borrowings recognizing a net gain of $87. Later in the year, we increased our borrowings based on increased loan demand during 2022. We regularly review or liquidity position based on alternative uses of available funds as well as market conditions.

Shareholders' equity increased by $448,000, or 0.4%, to $100.2 million at December 31, 2022 compared to $99.7 million at December 31, 2021. The increase was due to earnings during the year, partially offset by an increase in other comprehensive loss. Stockholders' equity (book value) per share at December 31, 2022 was $13.55. We had no intangible assets at December 31, 2022.

Average Balance Sheets

The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense. Deferred loan fees totaled $10,000 and $46,000 for the years ended December 31, 2022 and 2021, respectively. Loan balances exclude loans held for sale.

	For the Years Ended December 31,					
	2022			2021		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 301,161	15,202	5.05%	$ 242,017	$ 12,759	5.27%
Securities	27,745	848	3.06%	20,356	461	2.26%
Federal Home Loan Bank/ Federal Reserve stock	494	22	4.45%	1,691	74	4.37%
Federal funds sold	32,718	457	1.40%	70,452	76	0.11%
Total interest-earning assets	362,118	16,529	4.56%	334,516	13,370	4.00%
Noninterest-earning assets	22,039			18,749		
Total assets	$ 384,157			$ 353,265		
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 99,797	123	0.12%	$ 77,301	95	0.12%
Regular savings and other deposits	75,398	221	0.29%	50,278	94	0.19%
Money market deposits	3,799	6	0.16%	4,627	8	0.17%
Certificates of deposit	77,302	705	0.91%	83,956	913	1.09%
Total interest-bearing deposits	256,296	1,055	0.41%	216,162	1,110	0.51%
Federal Home Loan Bank advances and other borrowings	7,614	310	4.07%	38,568	676	1.75%
Total interest-bearing liabilities	263,910	1,365	0.52%	254,730	1,786	0.70%
Noninterest-bearing demand deposits	14,739			13,163		
Other noninterest-bearing liabilities	6,209			7,887		
Total liabilities	284,858			275,780		
Total shareholders' equity	99,299			77,485		
Total liabilities and shareholders' equity	$ 384,157			$ 353,265		
Net interest income		$ 15,164			$ 11,584	
Net interest rate spread [1]			4.04%			3.30%
Net interest-earning assets [2]	$ 98,208			$ 79,786		
Net interest margin [3]			4.19%			3.46%
Average interest-earning assets to interest-bearing liabilities	1.37x			1.31x		

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Years Ended December 31, 2022 vs. 2021		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
Interest-earning assets:	(In thousands)		
Loans	$ 3,118	$ (675)	$ 2,443
Securities	167	220	387
Federal Home Loan Bank and Federal Reserve Bank stock	(52)	—	(52)
Fed funds sold and other	(42)	423	381
Total interest-earning assets	3,191	(32)	3,159
Interest-bearing liabilities:			
Interest-bearing demand deposits	27	1	28
Regular savings and other deposits	48	79	127
Money Market deposits	(1)	(1)	(2)
Certificates of deposits	(73)	(135)	(208)
Total deposits	1	(56)	(55)
Federal Home Loan Bank advances and other borrowings	(542)	176	(366)
Total interest-bearing liabilities	(541)	120	(421)
Change in net interest income	$ 3,732	$ (152)	$ 3,580

Comparison of Operating Results for the Years Ended December 31, 2022 and 2021

General. Net income increased $2.4 million, or 139.0%, to $4.2 million at December 31, 2022 compared to $1.8 million at December 31, 2021. The increase was primarily due to the one-time pre-tax $1.6 million expense for the contribution of common stock and cash to the Foundation in the third quarter of 2021. Additionally, there was an increase in interest income, with the changes in interest income and interest expense primarily due to changes in the market interest rates, partially offset by increases in non-interest expense and income tax expense.

Interest Income. Interest income increased $3.2 million, or 23.6%, to $16.5 million at December 31, 2022 from $13.4 million at December 31, 2021. The increase was due primarily to an increase in interest income on loans, which is our primary source of interest income. Interest income on loans increased $2.4 million, or 19.1%, to $15.2 million for the year ended December 31, 2022 from $12.8 million for the year ended December 31, 2021. Our average balance of loans increased $59.1 million, or 24.4% for the year ended December 31, 2022. The increase is due to the increase in our loan demand. Our weighted average yield on loans decreased 22 basis points to 5.05% for the year ended December 31, 2022 compared to 5.27% for the year ended December 31, 2021. The decrease was a reflection of the low rate environment when the loans were originated. Additionally, we recognized $378,000 of interest income on PPP loans during the year ended December 31, 2021, compared to $32,000 for the year ended December 31, 2022.

Interest Expense. Interest expense decreased $421,000, or 23.6%, to $1.4 million for the year ended December 31, 2022 compared to $1.8 million for the year ended December 31, 2021. The decrease was due to a decrease of $55,000 in interest expense on deposits and a decrease of $366,000 in interest expense on borrowings in 2022.

The decrease in interest expense on deposits was due primarily to a decrease in interest expense on certificates of deposit, which decreased $208,000, or 22.8%, to $705,000 for the year ended December 31, 2022 from $913,000 for the year ended

December 31, 2021. We experienced decreases in both the average balance of and rates paid on certificates of deposit. We have allowed higher-rate certificates of deposit to run off during the current interest rate environment. Interest paid on other deposit types increased due to an increase in rates. Regular savings and other deposits interest expense increased $127,000 or 135.1% and interest bearing demand deposits interest expense increased $28,000 or 29.5%.

Interest expense on borrowings decreased $366,000, or 54.1%, and was $310,000 for the year ended December 31, 2022 compared to $676,000 for the year ended December 31, 2021. The average rate we paid on borrowings increased to 4.07% for the year ended December 31, 2022 compared to 1.75% for the year ended December 31, 2021. The average balances decreased $31.0 million, or 80.3%, to $7.6 million for the year ended December 31, 2022 compared to $38.6 million for the year ended December 31, 2021.

Net Interest Income. Net interest income increased $3.6 million, or 30.9%, to $15.2 million for the year ended December 31, 2022 from $11.6 million for the year ended December 31, 2021, as a result of our interest income increasing faster than our interest expense. Our interest rate spread increased 74 basis points to 4.04% for the year ended December 31, 2022, compared to 3.30% for the year ended December 31, 2021, while our net interest margin increased 73 basis points to 4.19% for the year ended December 31, 2022 compared to 3.46% for the year ended December 31, 2021.

Provision for Loan Losses. Provision for loan losses are charged to operations to establish an allowance for loan losses at a level necessary to absorb known and inherent losses in our loan portfolio that are both probable and reasonably estimable at the date of the consolidated financial statements. In evaluating the level of the allowance for loan losses, management analyzes several qualitative loan portfolio risk factors including, but not limited to, management's ongoing review and grading of loans, facts and issues related to specific loans, historical specific loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loan or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses. See "Summary of Significant Accounting Policies" for additional information.

After an evaluation of these factors, we recorded provisions for loan losses of $438,000 and $60,000 for the years ended December 31, 2022 and December 31, 2021, respectively. Our allowance for loan losses was $2.8 million for the year ended December 31, 2022 and $2.4 million for the year ended December 31, 2021. The ratio of our allowance for loan losses to total loans was 0.85% at December 31, 2022 compared to 0.94% at December 31, 2021, while the allowance for loan losses to non-performing loans was 850.6% at December 31, 2022 compared to 810.1% at December 31, 2021. We had charge-offs of $44,000 and recoveries of $41,000 during the year ended December 31, 2022.

To the best of our knowledge, we have recorded all loan losses that are both probable and reasonable to estimate at December 31, 2022. However, future changes in the factors we use to calculate the allowance for loan losses, including, but not limited to, actual loss experience with respect to our loan portfolio, could result in material increases in our provision for loan losses. In addition, the Office of Comptroller of Currency, as an integral part of its examination process, will periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses.

Non-interest Income. Non-interest income increased $177,000, or 11.7%, to $1.7 million for the year ended December 31, 2022 from $1.5 million for the year ended December 31, 2021. Service charges on deposit accounts increased $177,000, or 20.9%, as we have increased the number of deposit accounts.

Non-interest Expense. Non-interest expense information is as follows.

| | Years Ended December 31, | | Change | |
	2022	2021	Amount	Percent
	(Dollars in thousands)			
Salaries and employee benefits	$ 7,594	$ 6,366	$ 1,228	19.3%
Occupancy and equipment	937	856	81	9.5%
Data processing	864	711	153	21.5%
Professional and supervisory fees	779	549	230	41.9%
Office expense	201	234	(33)	-14.1%
Advertising	179	166	13	7.8%
FDIC deposit insurance	76	79	(3)	-3.8%
Contribution to Foundation	—	1,581	(1,581)	(100.0)%
Other	498	397	101	25.4%
Total noninterest expense	$ 11,128	$ 10,939	$ 189	1.7%

Salaries and employee benefits expense increased due to in an increase in employees as well as annual salary increases and rising benefits expense. Professional and supervisory expenses increased due to inflation cost from our vendors. Data processing expense increased due to the annual increase based on the consumer price index included in our contract with our core data processor.

Income Tax Expense. We recognized income tax expense of $1.1 million and $344,000 for the years ended December 31, 2022 and 2021, respectively, resulting in effective rates of 20.8% and 16.4%. Income tax expense increased as a result of higher income before income taxes in 2022. The increase in the effective tax rate was due to a net loss related to the contribution to the Foundation in 2021.

Management of Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our Asset/Liability Management Committee, which consists of members of senior management, is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our board of directors. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk:

- growing our volume of core deposit accounts;

- selling long-term, fixed-rate loans, depending on pricing;

- holding higher levels of cash and cash equivalents;

- continuing the diversification of our loan portfolio by adding more commercial-related loans, which typically have shorter maturities; and

- laddering the maturities of our investment securities and our borrowings.

By following these strategies, we believe that we are better positioned to react to increases and decreases in market interest rates.

We generally do not engage in hedging activities, such as engaging in futures or options, or investing in high-risk mortgage derivatives, such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests or stripped mortgage backed securities.

Net Interest Income. We analyze our sensitivity to changes in interest rates through a net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate what our net interest income would be for a 12-month period. We then calculate what the net interest income would be for the same period under the assumptions that the United States Treasury yield curve increases instantaneously by up to 400 basis points or decreases instantaneously by up to 200 basis points, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below.

The tables below sets forth, as of December 31, 2022 and 2021, the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve.

At December 31, 2022		
Change in Interest Rates (basis points) [1]	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)	
+400	$ 19,348	10.18%
+300	18,914	7.71%
+200	18,476	5.22%
+100	18,034	2.70%
Level	17,560	—
(100)	16,860	(3.98)%
(200)	16,006	(8.85)%

At December 31, 2021		
Change in Interest Rates (basis points) [1]	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)	
+400	$ 14,246	22.54%
+300	13,642	17.35%
+200	13,014	11.94%
+100	12,355	6.28%
Level	11,626	—
(100)	11,152	(4.08)%
(200)	10,644	(8.45)%

(1)   Assumes an immediate uniform change in interest rates at all maturities.

The table above indicates that at December 31, 2022, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience a 5.22% increase in net interest income, and in the event of an instantaneous 200 basis point decrease in interest rates, we would experience a 8.85% decrease in net interest income. At December 31, 2021, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would have experienced an 11.94% increase in net interest income, and in the event of an instantaneous 200 basis point decrease in interest rates, we would have experienced a 8.45% decrease in net interest income.

Net Economic Value. We also compute amounts by which the net present value of our assets and liabilities (economic value of equity, or "EVE") would change in the event of a range of assumed changes in market interest rates. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumptions that the United States Treasury yield curve instantaneously by up to 400 basis points or decreases instantaneously by up to 200 basis points, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.

The tables below sets forth, as of December 31, 2022 and 2021, the calculation of the estimated changes in our EVE that would result from the designated immediate changes in the United States Treasury yield curve.

At December 31, 2022

Change in Interest Rates (basis points) [1]	Estimated EVE [2]	Estimated Increase (Decrease) in EVE		EVE as a Percentage of Present Value of Assets [3]	
		Amount	Percent	EVE Ratio [4]	Increase (Decrease) (basis points)
		(Dollars in thousands)			
+400	$ 81,637	$ (18,828)	-18.74%	21.68%	(253.19)%
+300	86,822	(13,643)	-13.58%	22.50%	(171.13)%
+200	92,120	(8,345)	-8.31%	23.30%	(91.72)%
+100	97,325	(3,140)	-3.13%	24.02%	(19.37)%
+50	99,220	(1,245)	-1.24%	24.20%	(1.81)%
—	100,465	—	—	24.22%	—
-50	101,286	821	82.00%	24.14%	(7.66)%
-100	101,691	1,226	1.22%	23.98%	(23.92)%
-200	101,068	603	0.60%	23.37%	(84.72)%

At December 31, 2021

Change in Interest Rates (basis points) [1]	Estimated EVE [2]	Estimated Increase (Decrease) in EVE		EVE as a Percentage of Present Value of Assets [3]	
		Amount	Percent	EVE Ratio [4]	Increase (Decrease) (basis points)
		(Dollars in thousands)			
+400	$ 64,374	$ (18,383)	-22.21%	19.87%	(298.66)%
+300	69,108	(13,650)	-16.49%	20.74%	(212.03)%
+200	73,904	(8,854)	-10.70%	21.56%	(130.13)%
+100	78,530	(4,228)	-5.11%	22.28%	(58.08)%
+50	84,530	1,772	2.50%	22.58%	(27.51)%
—	82,758	—	—	22.86%	—
-50	84,530	1,772	2.14%	23.06%	20.05%
-100	85,872	3,114	3.76%	23.15%	28.84%
-200	85,866	3,108	3.76%	22.59%	26.39%

(1) Assumes an immediate uniform change in interest rates at all maturities.
(2) EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) EVE Ratio represents EVE divided by the present value of assets.

The table above indicates that at December 31, 2022, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience a 8.31% decrease in EVE, and in the event of an instantaneous 200 basis point decrease in interest rates, we would experience a 0.60% increase in EVE. At December 31, 2021, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would have experienced a 10.70% decrease in EVE, and in the event of an instantaneous 200 basis point decrease in interest rates, we would have experienced a 3.76% decrease in EVE.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net interest income and net economic value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates, and actual results may differ. Furthermore, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. In the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the tables.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of our loans, deposits and borrowings.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, proceeds from the sale of loans, and proceeds from maturities of securities. We also have the ability to borrow from the Federal Home Loan Bank of Atlanta. At December 31, 2022 and 2021, we had a $96.3 million and a $111.3 million line of credit with the Federal Home Loan Bank of Atlanta, and had $25.0 million and $18.5 million outstanding as of those dates, respectively. In addition, at December 31, 2022 and 2021, we had an unsecured federal funds line of credit of $10.0 million. No amount was outstanding on this line of credit at December 31, 2022 or 2021.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and short-term investments including interest-bearing demand deposits. The levels of these assets are dependent on our operating, financing, lending, and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash provided by operating activities was $5.8 million and $5.1 million for the years ended December 31, 2022 and 2021, respectively. Net cash used in investing activities, which consists primarily of disbursements for loan originations and the purchase of investment securities and bank owned life insurance, offset by principal collections on loans, proceeds from the sale of securities and proceeds from maturing securities and pay downs on securities, was $97.6 million and $22.7 million for the years ended December 31, 2022 and 2021, respectively. Net cash provided by (used in) financing activities, consisting primarily of activity in deposit accounts and proceeds from Federal Home Loan Bank borrowings, offset by repayment of Federal Home Loan Bank borrowings, was $66.5 million and $19.1 million for the years ended December 31, 2022 and 2021, respectively.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

At December 31, 2022, Cullman Savings Bank exceeded all of its regulatory capital requirements, and was categorized as well capitalized at December 31, 2022. Management is not aware of any conditions or events since the most recent notification that would change our category.

The net proceeds from the offering significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including funding loans. Our financial condition and results of operations will be enhanced by the net proceeds from the offering, which will increase our net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds raised in the offering, as well as other factors associated with the offering, our return on equity has been adversely affected following the offering.

Recent Accounting Pronouncements

Please refer to Note 1 to the audited financial statements included with this document for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Information required by this item is included in "ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," above.

ITEM 8.   Financial Statements and Supplementary Data

The following financial statements are included as a part of this Annual Report

CONSOLIDATED FINANCIAL STATEMENTS



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Cullman Bancorp, Inc.
Cullman, Alabama

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cullman Bancorp, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Crowe LLP
Crowe LLP

We have served as the Company's auditor since 2005.

Atlanta, Georgia
March 27, 2023

CULLMAN BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021
(All amounts in thousands, except share and per share data)

		2022		2021
ASSETS				
Interest bearing cash and cash equivalents	$	434	$	746
Non-interest bearing cash and cash equivalents		5,986		1,467
Federal funds sold		30,225		59,725
Total cash and cash equivalents		36,645		61,938
Securities available for sale		29,796		21,313
Equity securities		479		—
Loans, net of allowance of $2,841 and $2,406, as of December 31, 2022 and 2021		329,943		252,160
Premises and equipment, net		10,851		9,484
Foreclosed real estate		50		400
Accrued interest receivable		1,162		775
Restricted equity securities		2,033		859
Bank owned life insurance		8,964		5,737
Deferred tax asset, net		2,194		1,323
Other assets		1,112		720
Total assets	$	423,229	$	354,709
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Non-interest bearing	$	16,281	$	13,349
Interest bearing		276,668		218,672
Total deposits		292,949		232,021
Federal Home Loan Bank advances		25,000		18,500
Accrued interest payable		155		60
Other liabilities		4,943		4,394
Total liabilities		323,047		254,975
Shareholders' equity				
Common stock, $0.01 par value; 50,000,000 and 20,000,000 shares authorized; 7,394,615 and 7,405,893 shares outstanding at December 31, 2022 and December 31, 2021		74		74
Additional paid-in capital		50,161		49,674
Retained earnings		56,561		53,267
Accumulated other comprehensive income (loss)		(3,558)		277
Unearned ESOP shares, at cost		(3,056)		(3,558)
Total shareholders' equity		100,182		99,734
Total liabilities and shareholders' equity	$	423,229	$	354,709

See accompanying notes to consolidated financial statements.

CULLMAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF NET INCOME
Years Ended December 31, 2022 and 2021
(All amounts in thousands, except share and per share data)

	2022	2021
Interest and dividend income:		
Loans, including fees	$ 15,202	$ 12,759
Non taxable securities	32	44
Securities	816	417
Federal funds sold and other	479	150
Total interest income	16,529	13,370
Interest expense:		
Deposits	1,055	1,110
Federal Home Loan Bank advances and other borrowings	310	676
Total interest expense	1,365	1,786
Net interest income	15,164	11,584
Provision for loan losses	438	60
Net interest income after provision for loan losses	14,726	11,524
Noninterest income:		
Service charges on deposit accounts	1,023	846
Income on bank owned life insurance	227	152
Gain on sales of mortgage loans	86	260
Net gain on prepayment of Federal Home Loan Bank advances	87	46
Net gain on sale of foreclosed real estate	39	8
Other	224	197
Total noninterest income	1,686	1,509
Noninterest expense:		
Salaries and employee benefits	7,594	6,366
Occupancy and equipment	937	856
Data processing	864	711
Professional and supervisory fees	779	549
Office expense	201	234
Advertising	179	166
FDIC deposit insurance	76	79
Contribution to charitable foundation	—	1,581
Other	498	397
Total noninterest expense	11,128	10,939
Income before income taxes	5,284	2,094
Income tax expense	1,101	344
Net income	$ 4,183	$ 1,750
Earnings per share:		
Basic	$ 0.59	$ 0.25
Diluted	0.59	0.25

See accompanying notes to consolidated financial statements.

CULLMAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2022 and 2021
(All amounts in thousands, except share and per share data)

	2022	2021
Net income	$ 4,183	$ 1,750
Other comprehensive income, net of tax		
Unrealized gain (loss) on securities available for sale	(4,854)	(335)
Less income tax effect	1,019	70
Other comprehensive loss	(3,835)	(265)
Comprehensive income	$ 348	$ 1,485

CULLMAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2022 and 2021
(All amounts in thousands, except share and per share data)

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Unearned ESOP Shares	Total
Balance at January 1, 2022	7,405,893	$ 74	$ 49,674	$ 53,267	$ 277	$ (3,558)	$ 99,734
Net Income	—	—	—	4,183	—	—	4,183
Other comprehensive loss	—	—	—	—	(3,835)	—	(3,835)
Share repurchase	(11,278)	—	(127)	—	—	—	(127)
ESOP shares earned	—	—	58	—	—	502	560
Dividend paid	—	—	—	(889)	—	—	(889)
Stock-based compensation expense	—	—	556	—	—	—	556
Balance at December 31, 2022	7,394,615	$ 74	$ 50,161	$ 56,561	$ (3,558)	$ (3,056)	$ 100,182
Balance at January 1, 2021	2,449,919	$ 24	$ 6,687	$ 49,679	$ 542	$ (57)	$ 56,875
Net income	—	—	—	1,750	—	—	1,750
Other comprehensive loss	—	—	—	—	(265)	—	(265)
Net settlement of common stock options exercised	489	—	(16)	—	—	—	(16)
ESOP shares earned	—	—	34	—	—	206	240
Dividend paid	—	—	—	(857)	—	—	(857)
Stock-based compensation expense	—	—	556	—	—	—	556
Cancelling of old shares and options exercised	(2,450,408)	(24)	(291)	—	—	—	(315)
Contribution by Mutual Holding Company	—	—	54	2,631	—	—	2,685
Exchange of common stock	2,973,398	30	—	—	—	—	30
Issuance of shares to Foundation	148,120	1	1,480	—	—	—	1,481
Tax carryforward from Mutual Holding Company and prior holding company				64			64
Proceeds from issuance of 4,284,375 shares of common stock (which included 354,599 shares to the ESOP), net of the offering costs of $1.7 million and $100,000 contribution to Cullman Foundation	4,284,375	43	41,170	—	—	(3,707)	37,506
Balance at December 31, 2021	7,405,893	$ 74	$ 49,674	$ 53,267	$ 277	$ (3,558)	$ 99,734

CULLMAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2022 and 2021
(All amounts in thousands, except share and per share data)

		2022		2021
Cash flows from operating activities				
Net income	$	4,183	$	1,750
Adjustments to reconcile net income to net cash from operating activities:				
Provision for loan losses		438		60
Contribution of stock to Charitable Foundation		—		1,481
Depreciation and amortization, net		335		473
Deferred income tax benefit		148		(335)
Gains from sales and impairment of foreclosed real estate		(46)		(8)
Net (gain) loss on disposal of fixed assets		(18)		1
Losses on equity security		24		—
Net loss on sale of repossessions		3		—
Net gain on extinguishment of debt		(87)		(46)
Income on bank owned life insurance		(227)		(152)
Gain on sales of mortgage loans		(86)		(260)
Mortgage loans originated for sale		(3,261)		(8,627)
Mortgage loans sold		3,347		9,061
ESOP compensation expense		560		240
Stock based compensation expense		556		556
Net change in operating assets and liabilities				
(Increase)/Decrease in Accrued interest receivable		(387)		226
(Increase)/Decrease in Accrued interest payable		95		(40)
Decrease Other		191		846
Net cash provided by operating activities		5,768		5,226
Cash flows from investing activities				
Purchases of premises and equipment, net		(1,743)		(1,305)
Purchases of bank owned life insurance		(3,000)		—
Purchases of securities		(16,063)		(8,868)
Proceeds from death benefits		—		72
Proceeds from maturities, prepayments and calls of securities		2,785		6,018
Proceeds from sales of foreclosed real estate		453		116
Redemptions of restricted equity securities		(1,868)		0
Purchases of restricted equity securities		694		1,682
Purchases of equity securities		(1,000)		—
Redemptions of equity securities		497		—
Loan originations and payments, net		(78,315)		(20,501)
Net cash used in investing activities		(97,560)		(22,786)
Cash flows from financing activities				
Net increase in deposits		60,928		15,058
Proceeds from Federal Home Loan Bank advances		25,000		—
Repayment of Federal Home Loan Bank advances		(18,413)		(34,954)
Proceeds from exercise of stock options		—		(16)
Cash payment of dividends		(889)		(857)
Merger of MHC		—		2,394
Repurchase of common stock		(127)		—
Stock proceeds		—		37,512
Net cash provided by financing activities		66,499		19,137
Net change in cash and cash equivalents		(25,293)		1,577
Cash and cash equivalents at beginning of year		61,938		60,361
Cash and cash equivalents at end of year	$	36,645	$	61,938
Supplemental cash flow information				
Interest paid	$	1,270	$	1,826
Income taxes paid		645		651
Supplemental noncash disclosures:				
Transfers from loans to foreclosed assets		94		80
Lease Liabilities arising from obtaining right-of-use assets		—		—

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements of Cullman Bancorp, Inc. (the Bancorp) include the accounts of its wholly owned subsidiary, Cullman Savings Bank (the Bank), together referred to as the Company.

The Company provides financial services through its offices in Cullman County, Alabama. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Effective July 15, 2021, the Bancorp became the stock holding company for the Bank as part of the mutual-to-stock conversion of Cullman Savings Bank, MHC. As a result of the conversion, Cullman Savings Bank, MHC and Cullman Bancorp, Inc, a federal corporation (Cullman Federal) ceased to exist and the Bancorp became the successor corporation to Cullman Federal. In the conversion, 3,929,776 shares of common stock was sold at a price of $10.00 per share is the subscription offering and 354,599 shares sold to the Employee Stock Ownership Plan. The Bancorp additionally issued 148,210 shares to the Cullman Foundation, a charitable foundation that was formed in connection with the stock offering and is dedicated to supporting charitable organizations operating in the Bank's local community. The exchange ratio for previously held shares of Cullman Federal was 2.8409 as applied in the conversion offering. Share amounts related to the periods prior to the conversion have been restated to give retroactive recognition to the exchange ratio.

Risk and Uncertainties: The war between Russia and Ukraine continues to evolve as military activity proceeds and additional sanctions are imposed. In addition to the human toll and impact of the events on entities that have operations in Russia, Ukraine, or neighboring countries or that conduct business with their counterparties, the war is increasingly affecting economic and global financial markets and ongoing economic challenges, including issues such as rising inflation and global supply-chain disruption.

Because of the significant uncertainties related to the ongoing war and its potential effects on customers and prospects, and on the national and local economy as a whole, there can be no assurances as to how the crisis may ultimately affect the Company. It is unknown how long the adverse conditions associated with the war will last and what the complete financial effect will be to the Company. It is reasonably possible that estimates made in the financial statements could be materially and adversely impacted in the near term as a result of these conditions, including expected credit losses on loans and off-balance sheet credit exposures.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, federal funds purchased, and premises and equipment transactions.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt Securities: Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization and accretion of purchase premiums and discounts. Premiums and discounts on securities are amortized and accreted using the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement; and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Equity Securities: Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting for observable price changes in orderly transactions for the identical or similar investment.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Management defers any material loan fees net of certain direct costs and amortizes these deferred fees or costs into interest income using the level yield method without anticipating prepayments.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured or when it otherwise becomes well secured and in the process of collection.

Concentration of Credit Risk: Most of the Company's business activity is with customers located within Cullman County. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in the Cullman County area.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The allowance consists of specific and general components. The specific component consists of the amount of impairment related to loans that have been evaluated on an individual basis, and the general component consists of the amount of impairment related to loans that have been evaluated on a collective basis. Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent 12 quarters. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

Management utilizes an internal loan grading system and assigns each loan a grade of pass, special mention, substandard, or doubtful, which are more fully explained in Note 3. All loan relationships over $150 graded substandard and doubtful are evaluated for impairment. The amount of impairment, if any, is measured by a comparison of the loan's carrying value to the net present value of future cash flows using the loan's exiting rate or at the fair value of collateral if repayment is expected to solely from the collateral.

All loans graded pass, special mention, substandard and doubtful not specifically evaluated for impairment are collectively evaluated for impairment by portfolio segment. To develop and document a systematic methodology for determining the portion of the allowance for loan losses for loans evaluated collectively, the Company has divided the loan portfolio into six portfolio segments, each with different risk characteristics and methodologies for assessing risk. Those portfolio segments are discussed below:

One-to-four family real estate: One-to-four family residential loans consist primarily of loans secured by first or second liens or mortgages on primary residences. We originate adjustable-rate and fixed-rate, one-to-four-family residential real estate loans for the construction, purchase or refinancing of a mortgage. These loans are collateralized by owner-occupied properties located in the Company's market area. Loans on one-to-four-family residential real estate are generally originated in amounts of up to 89.9% for owner-occupied one-to-four family homes and up to 80% for non-owner occupied homes. Mortgage title insurance and hazard insurance are normally required.

Commercial real estate: Commercial real estate loans consist of loans to finance real estate purchases, refinancings, expansions and improvements to commercial properties. Commercial real estate loans are made to finance the purchases of real property, which generally consists of real estate with completed structures. These commercial real estate loans are secured by first liens on the real estate, which primarily include office buildings, farms, retail and mixed-use properties, churches, warehouses and restaurants located within the Company's market area. The Company's underwriting analysis includes credit verification, independent appraisals, a review of the borrower's financial condition, and a detailed analysis of the borrowers underlying cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commercial real estate loans are larger than one-to-four family residential loans and involve greater credit risk. Often these loans are made to single borrowers or groups of related borrowers, and the repayment of these loans largely depends on the results of operations and management of these properties. Adverse economic conditions also affect the repayment ability to a greater extent than one-to-four real estate loans. These loans are typically originated in amounts of no more than 85% of the appraised value or the purchase price of the property with an appropriate projected debt service coverage ratio. The Company's underwriting analysis includes considering the borrower's expertise and requires verification of the borrower's credit history, income and financial statements, banking relationships, independent appraisals, references and income projections for the property. The Company generally obtains personal guarantees on these loans.

Multi-family real estate: Multi-family real estate loans generally have a maximum term of 20 years and are secured by apartment buildings in the Company's market area. The interest rates on these loans are generally fixed for an initial period five years. These loans are generally made in amounts of up to 85% of the lesser of the appraised value or the purchase price of the property with an appropriate projected debt service coverage ratio. The Company's underwriting analysis includes considering the borrower's expertise and requires verification of the borrower's credit history, income and financial statements, banking relationships, independent appraisals, references and income projections for the property. The Company generally obtains personal guarantees on these loans.

Multi-family real estate loans generally present a higher level of risk than loans secured by one-to-four family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family residential real estate is typically dependent upon the successful operation of the related real estate project.

Construction real estate: Construction loans consist of loans to individuals for the construction of their primary residences and, to a limited extent, loans to builders and commercial borrowers for owner-occupied projects. Loans to individuals for the construction of their residences typically run for up to 12 months and then convert to permanent loans. These construction loans have rates and terms comparable to one-to-four family loans. During the construction phase, the borrower pays interest only. The maximum loan-to-value ratio of owner-occupied single-family construction loans is 85%. Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans.

Construction loans generally are made for relatively short terms. However, to the extent construction loans are not made to owner-occupants of single-family homes, they are more vulnerable to changes in economic conditions and the concentration of credit with a limited number of borrowers. Further, the nature of these loans is such that they are more difficult to evaluate and monitor. The risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value upon completion of the project and the estimated cost (including interest) of the project. The maximum loan-to-value ratio of owner-occupied single-family construction loans is 85%.

Commercial: Commercial business loans and lines of credit consist of loans to small- and medium-sized companies in the Company's market area. Commercial business loans are generally used for working capital purposes or for acquiring equipment, inventory or furniture. Interest rates on these loans are fixed rates. Primarily all of the Company's commercial loans are secured loans, along with a small amount of unsecured loans. The Company's underwriting analysis consists of a review of the financial statements of the borrower, the lending history of the borrower, the debt service capabilities of the borrower, the projected cash flows of the business, the value of the collateral, if any, and whether the loan is guaranteed by the principals of the borrower. Commercial business loans are generally secured by accounts receivable, inventory and equipment.

Commercial business loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business, which makes them of higher risk than one-to-four family residential loans and the collateral securing loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. We seek to minimize these risks through our underwriting standards.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consumer: Consumer loans mainly consist of variable-rate and fixed-rate home equity lines-of-credit secured by a lien on the borrower's primary residence. Home equity products are limited to 89.99% of the property value less any other mortgages if the first loan is with the Bank. Home equity products in a secondary lien position are limited to 80% of the property value less any superior liens. The Company uses the same underwriting standards for home equity lines-of-credit as it uses for one-to-four family residential mortgage loans. Home equity lines-of-credit provide for an initial draw period of up to ten years, with monthly payments of 1.5% of the outstanding balance or interest only payments calculated on the outstanding balance. At the end of the initial term, the line may be paid in full or restructured through our then current home equity program. To that extent, most of our consumer loans share the same level of risk as one-to-four family residential mortgages.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are generally sold with servicing rights released. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Mortgage Banking Derivatives: Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as derivatives not qualifying for hedge accounting. The fair values of these derivatives have not been recognized at 2022 and 2021 because they are not material.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 15 to 43 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 20 years.

Foreclosed Real Estate: Real estate acquired through loan foreclosure is recorded at fair value less cost to sell when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at the lower of cost or fair value less costs to sell. Valuations are periodically performed and any reductions in fair value result in a write down of the carrying value and a charge to the income statement. Revenues and expenses from operations are recognized in the income statement as earned or incurred.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Federal Reserve Bank (FRB) Stock: The Bank is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Service Charges/Non-Interest Income: The company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as automated teller machine use fees, stop payment charges, statement rendering, and automated clearinghouse fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. The principal differences relate to deferred compensation, foreclosed assets, premises and equipment, and the allowance for loan losses. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain officers and directors. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. The fair value of standby letters of credit at December 31, 2022 and 2021 was not material and have not been recorded.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Retirement Plans: Employee 401(k)/profit sharing plan expense is the amount of employer contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of services.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Stock Ownership Plan: The cost of shares issued to the employee stock ownership plan ("ESOP"), but not yet allocated to participants, is shown as a reduction of shareholders equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends, when paid, on allocated ESOP shares reduce retained earnings; dividends, when paid, on unearned ESOP shares reduce debt and accrued interest.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation.

Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Bancorp or by the Bancorp to shareholders.

(All amounts in thousands, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECENT ACCOUNTING PRONOUNCEMENTS AND ACCOUNTING CHANGES

As an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"), the Bancorp is permitted an extended transition period for complying with new or revised accounting standards affecting public companies. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.235 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of our initial public offering (December 31, 2026), (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in nonconvertible debt and (iv) the end of the fiscal year in which the market value of our equity securities that are held by non-affiliates exceeds $700 million as of June 30 of that year. We have elected to take advantage of this extended transition period, which means that the financial statements included herein, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act. If we do so, we will prominently disclose this decision in the first periodic report following our decision, and such decision is irrevocable. As a filer under the JOBS Act, we will implement new accounting standards subject to the effective dates required for non-public entities.

In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses, which will change how the Company measures credit losses for most of its financial assets. This guidance is applicable to loans held for investment, off-balance-sheet credit exposures, such as loan commitments and standby letters of credit, and held-to-maturity investment securities. The Company is required to use a new forward-looking current expected credit losses (CECL) model that is anticipated to result in the earlier recognition of allowances for losses. For available-for-sale securities with unrealized losses, the Company will measure credit losses in a manner similar to current practice but will recognize those credit losses as allowances rather than reductions in the amortized cost of the securities. In addition, the ASU requires significantly more disclosure including information about credit quality by year of origination for most loans. Generally, the amendments will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company has completed the process of developing credit models but is finalizing model implementation, implementation of internal controls, financial reporting process and corporate governance processes to comply with the new guidance. The Company will be adopting CECL effective January 1, 2023. Key project implementation activities for 2022 and 2021 focused on execution and implementation, processes and control, policies, disclosures, and data resolution. The company has been running parallel models and making adjustments in anticipation of adoption and cannot estimate the impact to the consolidated financial statements at this time.

(All amounts in thousands, except share and per share data)

NOTE 2 – SECURITIES AVAILABLE FOR SALE

Debt Securities

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income at December 31, 2022 and 2021 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2022				
U.S Government sponsored entities	$ 5,987	$ —	$ (734)	$ 5,253
Municipal – taxable	14,421	14	(2,924)	11,511
Municipal – tax exempt	1,365	—	(50)	1,315
Residential mortgage-backed	10,871	—	(729)	10,142
Commercial mortgage-backed	983	—	(23)	960
SBA[1] guaranteed debenture	672	—	(57)	615
Total	$ 34,299	$ 14	$ (4,517)	$ 29,796
2021				
U.S Government sponsored entities	$ 3,000	$ —	$ (43)	$ 2,957
Municipal – taxable	13,839	375	(57)	14,157
Municipal – tax exempt	1,365	34	—	1,399
Residential mortgage-backed	1,638	35	(4)	1,669
SBA guaranteed debenture	1,120	11	—	1,131
Total	$ 20,962	$ 455	$ (104)	$ 21,313

[1] Small Business Administration

The Company's mortgage-backed securities are primarily issued by agencies such as Fannie Mae and Ginnie Mae.

The proceeds from sales and calls of securities and the associated gains and losses are listed below:

	2022	2021
Proceeds	$ 90	$ 4,155
Gross gains	—	—
Gross losses	—	—

There were no sales or tax expense related to sales of securities for the years 2022 and 2021.

The amortized cost and fair value of the investment securities portfolio are shown below by expected maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	December 31, 2022	
	Amortized Cost	Estimated Fair Value
Due one year or less	$ 420	$ 418
Due from one to five years	3,967	3,929
Due after five to ten years	3,350	3,016
Due after ten years	14,036	10,716
Commercial mortgage-backed	983	960
Residential mortgage-backed	10,871	10,142
SBA guaranteed debenture	672	615
Total	$ 34,299	$ 29,796

Carrying amounts of securities pledged to secure public deposits as of December 31, 2022 and 2021 were $26,666 and $9,261, respectively. At December 31, 2022 and 2021, there were no holdings of securities of any one issuer in an amount greater than 10% of shareholders' equity.

(All amounts in thousands, except share and per share data)

NOTE 2 – SECURITIES AVAILABLE FOR SALE (Continued)

Debt securities with unrealized losses at December 31, 2022 and 2021, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or More		Total	
2022	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S Government sponsored entities	$ 2,978	$ (9)	$ 2,275	$ (725)	$ 5,253	$ (734)
Municipal – taxable	4,404	(815)	6,318	(2,109)	10,722	(2,924)
Municipal – tax exempt	1,065	(50)	—	—	1,065	(50)
Residential mortgage-backed	9,789	(661)	353	(68)	10,142	(729)
Commercial mortgage-backed	960	(23)	—	—	960	(23)
SBA guaranteed debenture	—	—	615	(57)	615	(57)
Total temporarily impaired	$ 19,196	$ (1,558)	$ 9,561	$ (2,959)	$ 28,757	$ (4,517)
2021						
U.S Government sponsored entities	$ 2,957	$ (43)	$ —	$ —	$ 2,957	$ (43)
Municipal – taxable	805	(16)	1,771	(41)	2,576	(57)
Residential mortgage-backed	503	(4)	—	—	503	(4)
Total temporarily impaired	$ 4,265	$ (63)	$ 1,771	$ (41)	$ 6,036	$ (104)

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The Company considers the length of time and the extent to which the fair value has been less than cost and the financial condition and near-term prospects of the issuer. Additionally, the Company considers its intent to sell or whether it will be more likely than not it will be required to sell the security prior to the security's anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal Government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

All of the securities except for two municipal-taxable securities have unrealized losses at December 31, 2022. None of the unrealized losses for these securities have been recognized into net income for the year ended December 31, 2022 because the issuer's bonds are of high credit quality, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes interest rates. The fair value is expected to recover as the bonds approach their maturity date or reset date.

Equity Securities

There were no equity securities as of December 31, 2021. There was one equity security purchased during 2022 with a readily determinable fair value amount of $479 held as of December 31, 2022. We had redemptions of $497 and net losses of $24 were recognized for the year ended December 31, 2022.

(All amounts in thousands, except share and per share data)

NOTE 3 – LOANS

Loans at December 31, 2022 and 2021 were as follows:

	2022	2021
Real estate loans:		
One- to four-family	$ 172,157	$ 127,755
Multi-family	3,668	3,729
Commercial	95,989	76,967
Construction	18,466	15,518
Total real estate loans	290,280	223,969
Commercial loans	32,156	24,212
Consumer loans:		
Home equity loans and lines of credit	6,656	3,717
Other consumer loans	3,702	2,714
Total consumer loans	10,358	6,431
Total loans	332,794	254,612
Net deferred loan fees	(10)	(46)
Allowance for loan losses	(2,841)	(2,406)
Loans, net	$ 329,943	$ 252,160

The following tables present the activity in the allowance for loan losses for the years ended December 31, 2022 and 2021. The recorded investment in loans in any of the following tables does not include accrued and unpaid interest or any deferred loan fees or costs, as amounts are not significant. The following tables also provides the amount of loans by class receivable for loans individually evaluated for impairment, loans collectively evaluated for impairment at December 31, 2022 and 2021.

	Real Estate						
December 31, 2022	One-to-Four Family	Multi-Family	Commercial	Construction	Commercial	Consumer	Total
Allowance for loan losses:							
Beginning balance	$ 1,355	$ 19	$ 712	$ 109	$ 145	$ 66	$ 2,406
Charge-offs	—	—	—	(44)	—	—	(44)
Recoveries	41	—	—	—	—	—	41
Provision for loan losses	314	(2)	(58)	80	59	45	438
Total ending allowance balance	$ 1,710	$ 17	$ 654	$ 145	$ 204	$ 111	$ 2,841
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Collectively evaluated for impairment	1,710	17	654	145	204	111	2,841
Total ending allowance balance	$ 1,710	$ 17	$ 654	$ 145	$ 204	$ 111	$ 2,841
Loans:							
Loans individually evaluated for impairment	$ 9	$ —	$ 2,463	$ —	$ —	$ —	$ 2,472
Loans collectively evaluated for impairment	172,148	3,668	93,526	18,466	32,156	10,358	330,322
Total ending loans balance	$ 172,157	$ 3,668	$ 95,989	$ 18,466	$ 32,156	$ 10,358	$ 332,794

(All amounts in thousands, except share and per share data)

NOTE 3 – LOANS (Continued)

December 31, 2021	Real Estate: One-to-Four Family	Real Estate: Multi-Family	Real Estate: Commercial	Real Estate: Construction	Commercial	Consumer	Total
Allowance for loan losses:							
Beginning balance	$ 1,300	$ 27	$ 746	$ 37	$ 187	$ 64	$ 2,361
Charge-offs	(6)	—	—	—	—	(14)	(20)
Recoveries	—	—	—	—	—	5	5
Provision for loan losses	61	(8)	(34)	72	(42)	11	60
Total ending allowance balance	$ 1,355	$ 19	$ 712	$ 109	$ 145	$ 66	$ 2,406
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Collectively evaluated for impairment	1,355	19	712	109	145	66	2,406
Total ending allowance balance	$ 1,355	$ 19	$ 712	$ 109	$ 145	$ 66	$ 2,406
Loans:							
Loans individually evaluated for impairment	$ 14	$ —	$ 3,189	$ —	$ 237	$ —	$ 3,440
Loans collectively evaluated for impairment	127,740	3,730	73,778	15,518	23,975	6,431	251,172
Total ending loans balance	$ 127,754	$ 3,730	$ 76,967	$ 15,518	$ 24,212	$ 6,431	$ 254,612

The following tables presents loans individually evaluated for impairment by portfolio class at December 31, 2022 and 2021 and the respective average balances of impaired loans and interest income recognized for the twelve months ended December 31, 2022 and 2021:

	2022			2021		
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Unpaid Principal Balance	Recorded Investment	Related Allowance
With no recorded allowance:						
Real estate loans:						
One- to four-family	$ 45	$ 9	$ —	$ 46	$ 14	$ —
Multi-family	—	—	—	—	—	—
Commercial	2,463	2,463	—	3,189	3,189	—
Commercial loans:	—	—	—	243	237	—
Consumer loans:	—	—	—	—	—	—
Total	$ 2,508	$ 2,472	$ —	$ 3,478	$ 3,440	$ —

	2022		2021	
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no recorded allowance:				
Real estate loans:				
One- to four-family	$ 171	$ 6	$ 561	$ 15
Multi-family	—	—	—	—
Commercial	2,970	145	5,213	262
Commercial loans:	76	4	919	42
Consumer loans:	—	—	—	—
Total	$ 3,217	$ 155	$ 6,693	$ 319

There were no loans individually evaluated for impairment with recorded allowance for the years ending December 31, 2022 and 2021. The difference between interest income recognized and cash basis interest income recognized was not material.

(All amounts in thousands, except share and per share data)

NOTE 3 – LOANS (Continued)

The following tables present the aging of the recorded investment in past due loans at December 31, 2022 and 2021 by portfolio class of loans:

December 31, 2022	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans
Real estate loans:						
One- to four-family	$ 2,315	$ 1,251	$ 211	$ 3,777	$ 168,380	$ 172,157
Multi-family	—	—	—	—	3,668	3,668
Commercial	—	—	—	—	95,989	95,989
Construction	—	—	—	—	18,466	18,466
Total real estate loans	2,315	1,251	211	3,777	286,503	290,280
Commercial loans	48	40	41	129	32,027	32,156
Consumer loans:						
Home equity loans and lines of credit	—	—	—	—	6,656	6,656
Other consumer loans	10	—	—	10	3,692	3,702
Total	$ 2,373	$ 1,291	$ 252	$ 3,916	$ 328,878	$ 332,794
December 31, 2021						
Real estate loans:						
One- to four-family	$ 1,553	$ 698	$ 193	$ 2,444	$ 125,311	$ 127,755
Multi-family	—	—	—	—	3,729	3,729
Commercial	292	36	—	328	76,639	76,967
Construction	—	—	—	—	15,518	15,518
Total real estate loans	1,845	734	193	2,772	221,197	223,969
Commercial loans	90	—	—	90	24,122	24,212
Consumer loans:						
Home equity loans and lines of credit	32	—	—	32	3,685	3,717
Other consumer loans	27	—	—	27	2,687	2,714
Total	$ 1,994	$ 734	$ 193	$ 2,921	$ 251,691	$ 254,612

A loan need not be placed in nonaccrual status if the loan is a consumer loan (loans to individuals for household, family and other personal expenditures) or the loan is secured by a one- to four- family residential property. Such loans should be subject to other alternative methods of evaluation to assure that the Bank's interest income is not materially overstated. The loans that were past due 90 days or more were accruing interest as of December 31, 2022 and 2021 due to the fact that they were well secured and in the process of collection.

(All amounts in thousands, except share and per share data)

NOTE 3 – LOANS (Continued)

The following tables present the recorded investment in nonaccrual loans by class of loans as of December 31, 2022 and 2021:

	2022	2021
Real estate loans:		
One- to four-family	$ 9	$ 14
Commercial real estate	—	—
Construction	—	—
Total real estate loans	9	14
Commercial loans:	73	90
Consumer loans:		
Other consumer loans	—	—
Total consumer loans	—	—
Total loans	$ 82	$ 104

Troubled Debt Restructurings:

Troubled debt restructurings at December 31, 2022 and 2021 were $2,472 and $2,878, respectively. The amount of impairment allocated to loans whose loan terms have been modified in troubled debt restructurings was $0 at December 31, 2022 and 2021. The Company has committed no additional amounts at December 31, 2022 and 2021 to customers with outstanding loans that are classified as troubled debt restructurings.

There was one loan modified as a troubled debt restructuring that occurred during the year December 31, 2021 and there were none during the year ended December 31, 2022. The troubled debt restructuring resulted in no charge offs during the year ended December 31, 2022 and 2021.

There were no troubled debt restructurings for which there was a payment default within twelve months of the modification during the years ended December 31, 2022 and 2021. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy.

During the year ended December 31, 2021, we originated $3,446 of small business loans under the Paycheck Protection Program (PPP), created by the CARES Act, which was signed into law in 2020. The CARES Act established the PPP through the SBA, which allowed us to lend money to small businesses to maintain employee payrolls through the COVID-19 crisis with guarantees from the SBA. Under this program, loan amounts may be forgiven if the borrower maintains employee payrolls and meet certain other requirements. PPP loans have a fixed interest rate of 1.00% and a maturity date of either two or five years. Such loans totaled $0 and $779 thousand at December 31, 2022 and 2021, respectively. These loans are included in commercial loans.

Credit Quality Indicators:

The Company utilizes a grading system whereby all loans are assigned a grade based on the risk profile of each loan. Loan grades are determined based on an evaluation of relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. All loans, regardless of size, are analyzed and are given a grade based upon the management's assessment of the ability of borrowers to service their debts. The analysis is performed on a quarterly basis.

(All amounts in thousands, except share and per share data)

NOTE 3 – LOANS (Continued)

The Company uses the following definitions for loan grades:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above are graded Pass. These loans are included within groups of homogeneous pools of loans based upon portfolio segment and class for estimation of the allowance for loan losses on a collective basis.

At December 31, 2022 and 2021, based on the most recent analysis performed, the loan grade for each loan by portfolio class is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2022					
Real estate loans:					
One- to four-family	$ 170,397	$ 1,452	$ 308	$ —	$ 172,157
Multi-family	3,668	—	—	—	3,668
Commercial	91,749	1,751	2,489	—	95,989
Construction	18,466	—	—	—	18,466
Total real estate loans	284,280	3,203	2,797	—	290,280
Commercial loans	32,115	—	41	—	32,156
Consumer loans:					
Home equity loans and lines of credit	6,656	—	—	—	6,656
Other consumer loans	3,702	—	—	—	3,702
Total	$ 326,753	$ 3,203	$ 2,838	$ —	$ 332,794
December 31, 2021					
Real estate loans:					
One- to four-family	$ 127,512	$ —	$ 243	$ —	$ 127,755
Multi-family	3,729	—	—	—	3,729
Commercial	71,774	1,969	3,224	—	76,967
Construction	15,518	—	—	—	15,518
Total real estate loans	218,534	1,969	3,466	—	223,969
Commercial loans	23,824	104	284	—	24,212
Consumer loans:					
Home equity loans and lines of credit	3,717	—	—	—	3,717
Other consumer loans	2,714	—	—	—	2,714
Total	$ 248,789	$ 2,073	$ 3,750	$ —	$ 254,612

(All amounts in thousands, except share and per share data)

NOTE 4 – PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2022 and 2021 were as follows:

	2022	2021
Land	$ 1,924	$ 1,924
Buildings and improvements	15,668	14,208
Furniture, fixtures and equipment	2,623	2,321
	20,215	18,453
Less: Accumulated depreciation	(9,364)	(8,969)
	$ 10,851	$ 9,484

Depreciation expense for the years ended December 31, 2022 and 2021 was $468 and $442, respectively.

NOTE 5 – DEPOSITS

Time deposits that meet or exceed the FDIC Insurance limit of $250 at December 31, 2022 and 2021 were $32,614 and $34,155, respectively. See Note 6 below for amount eligible to borrow, which exceeds amount in excess of insurance limits, which adds to the ability to survive with a run on deposits. Scheduled maturities of total time deposits at December 31, 2022 for the next five years were as follows:

2023	$ 47,900
2024	18,940
2025	9,271
2026	2,490
2027	849

At December 31, 2022 and 2021, overdraft demand and savings deposits reclassified to loans totaled $46 and $162, respectively.

NOTE 6 – FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

At year-end, advances from the Federal Home Loan Bank were as follows:

	2022	2021
Maturities September 2024 through October 2027, fixed rate at rates from 4.2265% to 4.611%, averaging 4.3371%	$ 25,000	$ —
Maturities March 2024 through March 2030, fixed rate at rates from 1.385% to 2.2025%, averaging 1.81%	—	18,500
Total	$ 25,000	$ 18,500

During the year ended December 31, 2022, the Company paid $18,500 of outstanding advances, recognizing a net gain of $87. The Company prepaid $35,000 of outstanding advances in 2021 and recognized a net gain of $46.

Each advance, in the table above, is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $83,008 and $73,916 of eligible first mortgage one- to four- family, multi-family, and commercial loans under a blanket lien arrangement at December 31, 2022 and 2021, respectively. Based on this collateral and the Company's holdings of FHLB stock, the Company is eligible to borrow additional funds of $58,008 at December 31, 2022.

(All amounts in thousands, except share and per share data)

NOTE 6 – FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT (Continued)

Payments over the next five years are as follows:

2023	$ —
2024	15,000
2025	5,000
2026	—
2027	5,000

The Company had $10,000 available in a line of credit for federal funds (or the equivalent thereof) with correspondent banks at December 31, 2022. There were no amounts outstanding as of December 31, 2022 or December 31, 2021.

NOTE 7 – INCOME TAXES

Income tax expense for the years ended December 31, 2022 and 2021 was as follows:

	2022	2021
Current		
Federal	$ 775	$ 533
State	178	146
Total current	953	679
Deferred		
Federal	118	(277)
State	30	(58)
Total deferred	148	(335)
Total	$ 1,101	$ 344

Temporary differences between tax and financial reporting that result in net deferred tax assets (liabilities) are as follows at December 31, 2022 and 2021:

	2022	2021
Deferred tax assets:		
Deferred compensation	$ 1,001	$ 909
Allowance for loan losses	660	550
Charitable contribution carryforward	250	342
Net unrealized gain on securities available for sale	946	—
Other	30	47
Total deferred tax assets	2,887	1,848
Deferred tax liabilities:		
FHLB stock dividends	(55)	(55)
Deferred loan fees, net	(20)	(18)
Basis difference in fixed assets	(569)	(354)
Net unrealized gain on securities available for sale	—	(74)
Other	(49)	(24)
Total deferred tax liabilities	(693)	(525)
Net deferred tax asset	$ 2,194	$ 1,323

In years ended December 31, 1985 and prior the Company was allowed under the Internal Revenue Code to deduct, subject to certain conditions, an annual addition to a reserve for bad debts (reserve method) in determining taxable income. Legislation enacted in August 1986 repealed the reserved method effective for the Company for the year ended December 31, 1986. Therefore, retained earnings at December 31, 2022 and 2021 included $1,248, which represents such bad debt deductions for which no deferred income taxes have been provided.

A reconciliation of the amount computed by applying the federal statutory rate of 21% to pretax income with income tax expense (benefit) for the year ended December 31, 2022 and 2021 is as follows:

(All amounts in thousands, except share and per share data)

	2022	2021
Tax expense at statutory rate	$ 1,109	$ 440
State taxes, net of federal effect	165	70
Tax exempt income	(57)	(54)
Other, net	(116)	(112)
Income tax	$ 1,101	$ 344

NOTE 7 – INCOME TAXES (Continued)

The Company does not have any uncertain tax positions and does not expect any significant change in uncertain tax positions in the next year, and the Company does not have any interest and penalties recorded in the statement of income for the years ended December 31, 2022 and 2021. The Company and its subsidiary are subject to U.S. federal income tax as well as income tax of the state of Alabama. The Company is no longer subject to examination by taxing authorities for years before 2019.

NOTE 8 – EMPLOYEE BENEFIT PLANS

The Company has two deferred compensation plans. One plan covers Company directors whereby directors fees are deferred and matched by the Company at an amount of $6 per year. Under the director's plan, the Company pays each participant, or their beneficiary, the amount of compensation deferred and any matching thereon accumulated over the service period plus interest over 10 years, beginning with the individual's termination of service. The other plan is an officer's deferred bonus plan. Under the officer's plan, participants are fully vested in their deferrals plus interest accrued after five years of service. The expense incurred under these plans for the years ended December 31, 2022 and 2021 was $565 and $621, respectively. The liability accrued under these plans for the years ended December 31, 2022 and 2021 was $3,756 and $3,389, respectively.

To provide funds for the payments under this deferred director compensation agreement, the Company has purchased insurance policies on the lives of the directors covered by this plan.

The Company sponsors a profit-sharing plan that covers all employees (salaried and hourly employees who worked 1,000 hours or more) who have one or more years of service. Contributions are 100% vested after three years of service. The Company may contribute to the plan of up to 15% of the annual compensation of the employees covered under the plan. Charges to expense with respect to the plan for the years ended December 31, 2022 and 2021 were $517 and $520, respectively.

NOTE 9 – EMPLOYEE STOCK OWNERSHIP PLAN

With the conversion to the stock holding company, 354,599 shares were sold to the ESOP. The ESOP borrowed from the Company to purchase the shares of the Company’s common stock at $10 per share. The Company combined the preexisting loan with the current loan.

The Company will make discretionary contributions to the ESOP, as well as paying dividends on unallocated shares to the ESOP, and the ESOP uses funds it receives to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. Dividends on allocated shares increase participant accounts.

Participants receive the shares at the end of employment. A participant may require stock received to be repurchased unless the stock is traded on an established market.

Contributions to the ESOP were $666 and $208 for December 31, 2022 and 2021, respectively. The expense recognized for the same periods was $560 and $176, respectively.

(All amounts in thousands, except share and per share data)

	2022	2021
Allocated to participants	688,039	650,326
Unearned	303,353	355,829
Total ESOP shares	991,392	1,006,155
Fair value of unearned shares [1]	$ 3,486	$ 4,370

[1] Fair value of unearned shares based on the last trade of $11.49 on December 31, 2022 and $12.28 on December 31, 2021.

(All amounts in thousands, except share and per share data)

NOTE 10 – REGULATORY CAPITAL MATTERS

Banks and their holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2022, the Bank meets all capital adequacy requirements to which they are subject. The Bancorp is not subject to regulatory capital requirements due to its size.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2022 and 2021, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

In 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the community bank leverage ratio framework (CBLR framework), for qualifying community banking organizations, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The final rule became effective January 1, 2020 and was elected by the Bank as of December 31, 2020.

The community bank leverage ratio removes the requirement for qualifying banking organizations to calculate and report risk-based capital but rather only requires a Tier 1 to average assets (leverage) ratio. Qualifying banking organizations that elect to use the community bank leverage rate framework and that maintain a leverage ratio of greater than required minimums will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies capital rules (generally applicable rule) and, if applicable, will be considered to have met the well capitalized ratio requirements for purposes of Section 38 of the Federal Deposit Insurance Act. The community bank leverage ratio minimum requirement is currently 9.00%.

Under the final rule, an eligible banking organization can opt out of the CBLR framework and revert back to the risk-weighting framework without restriction. As of December 31, 2022 and 2021 the Bank was a qualifying community banking organization as defined by the federal banking agencies and elected to measure capital adequacy under the CBLR framework.

NOTE 10 – REGULATORY CAPITAL MATTERS (Continued)

Actual and required capital amounts (in millions) for the Bank and ratios at December 31, 2022 and 2021 are presented below:

	Actual		To Be Well Capitalized Under Prompt Corrective Action Regulations (CBLR Framework)	
	Amount	Ratio	Amount	Ratio
December 31, 2022				
Tier 1 (Core) Capital to average total assets	$ 75,221	17.75%	$ 38,137	9.00%
December 31, 2021				
Tier 1 (Core) Capital to average total assets	$ 69,739	18.83%	$ 31,476	8.50%

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes this test is met. However, during 2022, the Company was approved to make the election for Covered Savings Association (CSA) status. This election provides the Bank with the same rights and privileges as a national bank but the Bank retains its federal savings association charter.

Dividend Restrictions – The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2023, the Bank could, without prior approval from its regulators, declare dividends of approximately $7,257 plus any 2022 net profits retained to the date of the dividend declaration.

NOTE 11 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk at December 31, 2022 and 2021 was as follows:

	2022	2021
Unused lines of credit	$ 37,333	$ 35,072
Standby letters of credit	232	240

(All amounts in thousands, except share and per share data)

NOTE 12 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2022 were as follows:

Beginning balance	$	4,742
New loans		3,467
Repayments		(2,281)
Ending balance	$	5,928

Deposits from principal officers, directors, and their affiliates at December 31, 2022 and 2021 were $3,072 and $3,765, respectively.

NOTE 13 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities relationship to other benchmark quoted securities (Level 2 inputs).

For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). The Company's taxable municipal investment securities fair values are determined based on a discounted cash flow analysis prepared by an independent third party.

Impaired Loans: At the time a loan is considered impaired, it is valued at the lower of cost or fair value. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

(All amounts in thousands, except share and per share data)

NOTE 13 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Foreclosed Real Estate: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

For appraisals where the value is $100 or above for both collateral-dependent impaired loans and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the Loan Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. In accordance to company policy, if the Company holds the property for over two years, an updated appraisal would be obtained in order to determine if the fair value amount should be adjusted.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022			
Securities available for sale			
U.S. Government sponsored agencies	$ —	$ 5,253	$ —
Municipal – taxable	—	11,511	—
Municipal – taxable exempt	—	1,315	—
Residential mortgage-backed	—	10,142	—
Commercial mortgage-backed	—	960	
SBA guaranteed debenture	—	615	—
Total investment securities available for sale	$ —	$ 29,796	$ —

	Fair Value Measurements Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2021			
Securities available for sale			
U.S. Government sponsored agencies	$ —	$ 2,957	$ —
Municipal – taxable	—	14,157	—
Municipal – taxable exempt	—	1,399	—
Residential mortgage-backed	—	1,669	—
SBA guaranteed debenture	—	1,131	—
Total investment securities available for sale	$ —	$ 21,313	$ —

NOTE 13 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

There were no assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2021. The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2022:

	Equity Securities 2022
Balance of recurring Level 3 assets at January 1	$ —
Purchases	1,000
Redemption	(497)
Net unrealized loss	(24)
Balance of recurring Level 3 assets at December 31	$ 479

There were no transfers between levels during 2022 or 2021.

Our state and municipal securities valuations are supported by analysis prepared by an independent third party. Their approach to determining fair value involves using recently executed transactions for similar securities and market quotations for similar securities. As these securities are not rated by the rating agencies and trading volumes are thin, it was determined that these were valued using Level 3 inputs. The significant unobservable inputs used in the fair value measurement of the Company's taxable municipal securities are discount rates and credit spreads that the market would require for taxable municipal securities with similar maturities and risk characteristics. Significant increases/(decreases) in any of those inputs in isolation would result in a significantly lower/(higher) fair value measurement.

Assets and Liabilities Measured on a Non-Recurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below as of December 31, 2022 and 2021 (amounts in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	December 31	
	2022	2021
Impaired loans:		
Real estate loans:		
One- to four-family	$ 9	$ 14
Commercial	73	90
Foreclosed real estate:		
One- to four-family	$ 50	$ 74
Commercial	—	326

The Company has estimated the fair values of these assets using Level 3 inputs, specifically the appraised value of the collateral. Impaired loan balances represent those collateral dependent impaired loans where management has estimated the credit loss by comparing the loan's carrying value against the expected realizable fair value of the impaired loan for the amount of the credit loss. The Company had no Level 3 assets measured at fair value on a recurring basis at December 31, 2022 and December 31, 2021. For Level 3 assets measured at fair value on a nonrecurring basis as of December 31, 2022 and December 31, 2021, appraisals were used for the valuation technique. For the significant unobservable input, the appraisal discounts and the weighted average input of 15% to 20% were used. This is for the period ended December 31, 2022 and December 31, 2021.

(All amounts in thousands, except share and per share data)

NOTE 13 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and estimated fair values of the Company's on-balance sheet financial instruments at December 31, 2022 and 2021 are summarized below:

		Fair Value Measurements at December 31, 2022 Using:			
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and cash equivalents	$ 36,645	$ 36,645	$ —	$ —	$ 36,645
Securities available for sale	29,796	—	29,796	—	29,796
Loan, net	329,943	—	—	320,687	320,687
Accrued interest receivable	1,162	—	219	943	1,162
Restricted equity securities	2,033	—	—	—	N/A
Financial liabilities:					
Deposits	$ 292,949	$ 213,499	$ 76,306	$ —	289,805
Federal Home Loan Bank advances	25,000	—	25,102	—	25,102
Accrued interest payable	155	5	150	—	155

		Fair Value Measurements at December 31, 2021 Using:			
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and cash equivalents	$ 61,938	$ 61,938	$ —	$ —	$ 61,938
Securities available for sale	21,313	—	21,313	—	21,313
Loan, net	252,160	—	—	259,152	259,152
Accrued interest receivable	775	—	162	613	775
Restricted equity securities	859	—	—	—	N/A
Financial liabilities:					
Deposits	$ 232,021	$ 156,921	$ 80,281	$ —	$ 237,202
Federal Home Loan Bank advances	18,500	—	18,322	—	18,322
Accrued interest payable	60	3	57	—	60

NOTE 14 – STOCK BASED COMPENSATION

In May of 2020, the shareholders approved the Cullman Bancorp, Inc. 2020 Equity Incentive Plan (the 2020 Equity Incentive Plan) for employees and directors of the Company. The Equity Incentive Plan authorizes the issuance of up to 200,000 shares of the Company's common stock, with no more than 80,000 of shares as restricted stock awards and 120,000 as stock options, either incentive stock options or non-qualified stock options. The exercise price of options granted under the Equity Incentive Plan may not be less than the fair market value on the date the stock option is granted. The compensation committee of the board of directors has sole discretion to determine the amount and to whom equity incentive awards are granted. During the 2021 conversion, the shares were converted at a 2.8409 exchange ratio, resulting in 227,266 and 340,903 in the restricted stock and stock options respectively.

As of December 31, 2022, there were no shares available for future grants under this plan.

(All amounts in thousands, except share and per share data)

NOTE 14 – STOCK BASED COMPENSATION (Continued)

The following table summarizes stock option activity for the year ended December 31, 2022:

	Options		Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Life (in years)		Aggregate Intrinsic Value [(1)]
Outstanding – January 1, 2022	340,903	$	9.86			
Granted	—		—			
Exercised	—		—			
Outstanding – December 31, 2022	340,903		9.86	7.63		
Fully vested and expected to vest – December 31, 2022	340,903	$	9.86	7.63	$	556
Exercisable at period end	136,354		9.86	7.63	$	222

(1) Based on close price of $11.49 as of December 31, 2022. Intrinsic value for stock options is defined as the difference between the current market value and the exercise price multiplied by the number of in-the-money options.

There were 68,177 options that vested during year ended December 31, 2022. Stock-based compensation expense for stock options for the year ended December 31, 2022 and 2021 was $108 for both years. Unrecognized compensation cost related to nonvested stock options at December 31, 2022 was $279 and is expected to be recognized over 2.58 years.

The 2020 Equity Incentive Plan provides for the issuance of restricted shares to directors, and officers. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. The fair value of the stock was determined using the closing price of the day the shares were awarded. Restricted shares fully vest of the fifth anniversary of the grant date. The following table summarizes the restricted stock fair value:

The following table summarizes non-vested restricted stock activity for the year ended December 31, 2022:

	2022		Weighted Average Grant-Date Fair Value
Balance – beginning of year	181,811	$	9.86
Granted	—	$	—
Vested	(45,455)	$	9.86
Balance – end of period	136,356	$	9.86

(All amounts in thousands, except share and per share data)

NOTE 14 – STOCK BASED COMPENSATION (Continued)

Stock-based compensation expense for restricted stock included in non-interest expense for December 31, 2022 and 2021 was $448 for both years. Unrecognized compensation expense for nonvested restricted stock awards was $1,157 and is expected to be recognized over 2.58 years.

NOTE 15 – EARNINGS PER COMMON SHARE

The factors used in the earnings per common share computation are as follows:

	For the Years Ended December 31, 2022	For the Years Ended December 31, 2021
Earnings per share		
Net Income	$ 4,183	$ 1,750
Less: Distributed earning allocated to participating securities	—	—
Less: Earnings allocated to participating securities	(54)	(16)
Net earnings allocated to common stock	$ 4,129	$ 1,734
Weighted common shares outstanding including participating securities	7,404,951	7,168,974
Less: Participating securities	(120,447)	(131,920)
Less: Average unearned ESOP shares	(338,806)	(180,771)
Weighted average shares	6,945,698	6,856,283
Basic earnings per share	$ 0.59	$ 0.25
Net earnings allocated to common stock	$ 4,129	$ 1,734
Weighted average shares	6,945,698	6,856,283
Add: dilutive effects of assumed exercises of stock options	60,613	109,502
Average shares and dilutive potential common shares	7,006,311	6,965,785
Dilutive earnings per share	$ 0.59	$ 0.25

Stock options for 136,356 and 120,000 shares of common stock were not considered in computing diluted earnings per share for 2022 and 2021, respectively because they were antidilutive.

NOTE 16 – LEASES

On December 30, 2019, the company entered into a new 5-year contract with its core processing vendor, which is an embedded lease. Lease expense for the operating leases is recognized on a straight-line basis over the lease term. The right-of-use asset represents our right to use an underlying asset for the lease term and the lease liability represents our obligation to make lease payments arising for the lease. The right-of-use asset and the lease liabilities are recognized at the lease commencement date base of the estimated present value of lease payment over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of the lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the FHLB amortizing advance rate, adjusted for the lease term and other factors. Based on these factors, the rate used was 1.67%.

For the year ended December 31, 2022, right-of-use asset and lease liability is as follows (in thousands):

Right-of-use assets:		
Operating leases	$	117
Lease Liabilities:		
Operating leases	$	116

For the year ended December 31, 2022, the total lease cost is as follows for the period ending (in thousands):

Operating lease costs	$	62

Future undiscounted lease payments for the new operating lease with a remaining term of 2 years as of December 31, 2022 is as follows (in thousands):

2023	$	58
2024		59
Total undiscounted lease payments	$	117
Less: imputed interest		(1)
Net Lease Liabilities	$	116

Operating Leases: The Company acts as lessor for leases of certain branch properties and equipment under operating leases. Payments terms are generally fixed. Leases are typically payable in monthly installments. Leases do not contain purchase options that allow the customer to acquire the leased assets at or near then end of the lease. Rental income was $119 and $133 for 2022 and 2021, respectively. Future minimum rental income for the next five years are as follows:

2023	$	119
2024		119
2025		113
2026		113
2027		113

NOTE 17 – SUBSEQUENT EVENT

Management has evaluated subsequent events through March 27, 2023, which is the date the consolidated financial statements were available to be issued.

ITEM 9.   **Changes In and Disagreements With Accountants on Accounting and Financial Disclosure**

None.

ITEM 9A.   **Controls and Procedures**

(a)   An evaluation was performed under the supervision and with the participation of the Company's management, including the Chairman of the Board, President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2021. Based on that evaluation, the Company's management, including the Chairman of the Board, President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

During the year ended December 31, 2022, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

(b)   **Management's annual report on internal control over financial reporting.**

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in Rule 13a-15(f) in the Exchange Act. The Company's internal control system is a process designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment we believe that, as of December 31, 2022, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. As the Company is a non-accelerated filer, management's report is not subject to attestation by the Company's registered public accounting firm pursuant to provisions of the Dodd-Frank Act that permit the Company to provide only the management's report in this annual report

ITEM 9B.   **Other Information**

None.

ITEM 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

ITEM 10.   Directors, Executive Officers and Corporate Governance

The information in Cullman Bancorp, Inc.'s definitive Proxy Statement for the 2022 Annual Meeting of Shareholders under the captions "Proposal 1—Election of Directors," "—Executive Officers Who Are Not Directors," "—Delinquent Section 16(a) Reports," "—Code of Ethics and Business Conduct," "—Nominating and Corporate Governance Committee Procedures—Process for Identifying and Evaluating Nominees; Director Qualifications" and "—Meetings and Committees of the Board of Directors—Audit Committee" is incorporated herein by reference.

ITEM 11.   Executive Compensation

The information in Cullman Bancorp, Inc.'s definitive Proxy Statement for the 2022 Annual Meeting of Shareholders under the caption "Executive Compensation" is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information in Cullman Bancorp, Inc.'s definitive Proxy Statement for the 2022 Annual Meeting of Shareholders under the caption "Security Ownership Of Certain Beneficial Owners And Management" is incorporated herein by reference.

Equity Compensation Plan Information

Set forth below is information as of December 31, 2022 with respect to compensation plans (other than our employee stock ownership plan) under which equity securities of the Registrant are authorized for issuance.

Equity Compensation Plan Information

	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights [1]	Number of Securities Remaining Available for Future Issuance Under Share-based Compensation Plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	340,903	$9.86	—

(1) Reflects stock options only

ITEM 13.   Certain Relationships and Related Transactions, and Director Independence

The information in Cullman Bancorp, Inc.'s definitive Proxy Statement for the 2022 Annual Meeting of Shareholders under the captions "Proposal 1—Election of Directors—Board Independence" and "—Transactions with Certain Related Persons" is incorporated herein by reference.

ITEM 14.   Principal Accountant Fees and Services

The information in Cullman Bancorp, Inc.'s definitive Proxy Statement for the 2022 Annual Meeting of Shareholders under the captions "Proposal 2—Ratification of Independent Registered Public Accounting Firm" is incorporated herein by reference.

ITEM 15.   Exhibits and Financial Statement Schedules

(a)   *Financial Statements*

The following documents are filed as part of this annual report:

(i)   Report of Independent Registered Public Accounting Firms

(ii)   Consolidated Balance Sheets at December 31, 2022 and 2021

(iii)   Consolidated Statements of Income for the years ended December 31, 2022 and 2021

(iv)   Consolidated Statements of Comprehensive Income for the years ended December 31, 2022 and 2021

(v)   Consolidated Statements of Shareholders' Equity for the years ended December 31, 2022 and 2021

(vi)   Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2021

(vii)   Notes to Consolidated Financial Statements

(b)   *Exhibits*

3.1	Articles of Incorporation of Cullman Bancorp, Inc. (1)
3.2	Bylaws of Cullman Bancorp, Inc. (1)
4.1	Form of Common Stock Certificate of Cullman Bancorp, Inc. (1)
4.2	Description of Registrant's Securities
10.1	Employment Agreement between Cullman Savings Bank and John A. Riley, III (2)
10.2	Employment Agreement between Cullman Savings Bank and Robin Parson (3)
10.3	Employment Agreement between Cullman Savings Bank and T'aira Ugarkovich (4)
10.4	Employment Agreement between Cullman Savings Bank and Katrina Stephens (5)
10.5	Cullman Savings Bank Amended and Restated Deferred Incentive Plan†(1)
10.6	Cullman Savings Bank Amended and Restated Directors' Cash Compensation Deferral Plan†(1)
10.7	Cullman Bancorp, Inc. 2020 Equity Incentive Plan† (1)
10.8	Form of Split Dollar Agreement†(1)
21	Subsidiaries of registrant (1)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL document and contained in Exhibit 101)

†   Management contract or compensation plan or arrangement.

(1) Incorporated by reference to the Registration Statement on Form S-1 (file no. 333-254220), initially filed March 12, 2021.

(2) Incorporated by reference to Exhibit 10.1 to the Form 10-Q (file no. 001-40607), filed with the SEC on November 12, 2021.

(3) Incorporated by reference to Exhibit 10.2 to the Form 10-Q (file no. 001-40607), filed with the SEC on November 12, 2021.

(4) Incorporated by reference to Exhibit 10.3 to the Form 10-Q (file no. 001-40607), filed with the SEC on November 12, 2021.

(5) Incorporated by reference to Exhibit 10.4 to the Form 10-Q (file no. 001-40607), filed with the SEC on November 12, 2021.

(6) Incorporated by reference to Exhibit 4.2 to the Form 10-k (file no. 001-40607), filed with the SEC on March 24, 2022.

(c)   *Financial Statement Schedules*

Not applicable.

ITEM 16.   Form 10-K Summary

Not applicable.

**SIGNATURES**

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CULLMAN BANCORP, INC.**

Date: March 27, 2023

By: /s/ John A. Riley, III
John A. Riley, III
Chairman of the Board, President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to requirements of the Exchange Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ John A. Riley, III John A. Riley, III	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 27, 2023
/s/ Katrina I. Stephens Katrina I. Stephens	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2023
/s/ Gregory T. Barksdale Gregory T. Barksdale	Director	March 27, 2023
/s/ Chad Burks Chad Burks	Director	March 27, 2023
/s/ Paul D. Bussman Paul D. Bussman	Director	March 27, 2023
/s/ Nancy McClellan Nancy McClellan	Director	March 27, 2023
/s/ Lynne Morton Lynne Morton	Director	March 27, 2023
/s/ Robin Parson Robin Parson	Executive Vice President, Chief Operations Officer and Director	March 27, 2023

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, John A. Riley, III, certify that:

1) I have reviewed this quarterly report on Form 10-K of Cullman Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 27, 2023   By: /s/ John A. Riley III
                                                    ─────────────────────────────
                                                    John A. Riley, III
                                                    Chairman of the Board, President and
                                                      Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Katrina I. Stephens, certify that:

1)   I have reviewed this quarterly report on Form 10-K of Cullman Bancorp, Inc.;

2)   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3)   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4)   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5)   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 27, 2023   By: /s/ Katrina. I. Stephens
                                             _____
                                             Katrina I. Stephens
                                             Senior Vice President and
                                             Chief Financial Officer

Exhibit 32

**Certification of Chief Executive Officer and Chief Financial Officer
Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002**

John A. Riley, III, Chairman of the Board, President and Chief Executive Officer of Cullman Bancorp, Inc., a Maryland corporation (the "Company") and Katrina I. Stephens, Senior Vice President and Chief Financial Officer of the Company, each certify in his or her capacity as an officer of the Company that he or she has reviewed the Quarterly Report on Form 10-K for the year ended December 31, 2022 (the "Report") and that to the best of his or her knowledge:

1. the Report fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

CULLMAN BANCORP, INC.

Dated: March 27, 2023   By: /s/ John A. Riley, III

John A. Riley, III
Chairman of the Board, President and
    Chief Executive Officer

Dated: March 27, 2023   /s/ Katrina I. Stephens

Katrina I. Stephens
Senior Vice President and
    Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This page intentionally left blank.

This page intentionally left blank.